AR/S
P.E. 10/31/01

02014579

RECD S.E.C.
FEB 13 2002
080

ANNUAL REPORT

For the Fiscal Year Ended October 31, 2001

ABM INDUSTRIES INCORPORATED

Commission File Number 1-8929

Delaware	**94-1369354**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

160 Pacific Avenue, Suite 222, San Francisco, California 94111
(Address and zip code of principal executive offices)

Telephone: 415/733-4000

PROCESSED
FEB 20 2002
THOMSON
FINANCIAL

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 Par Value	**New York Stock Exchange**
Preferred Stock Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No _

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. __

As of November 30, 2001, nonaffiliates of the registrant beneficially owned 19,416,422 shares of the registrant's common stock with an aggregate market value of $586,375,944.

As of November 30, 2001, there were 24,444,266 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement to be used by the Company in connection with its 2002 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

ABM INDUSTRIES INCORPORATED
Table of Contents

The following report contains the disclosure included in the Form 10-K Annual Report of ABM Industries Incorporated, as amended.

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PART I

ITEM 1. BUSINESS

ABM Industries Incorporated ("ABM") is the largest facility services contractor listed on the New York Stock Exchange. With annual revenues exceeding $1.9 billion and more than 60,000 employees, ABM and its subsidiaries (the "Company") provide air conditioning, elevator, engineering, janitorial, lighting, parking and security services to thousands of commercial, industrial and institutional customers in hundreds of cities across North America.

ABM was reincorporated in Delaware on March 19, 1985, as the successor to a business founded in California in 1909. The Corporate Headquarters of the Company are located at 160 Pacific Avenue, Suite 222, San Francisco, California 94111, and its telephone number is 415/733-4000.

Industry Information

The Company's operations are grouped into eight divisions (comprised of one or more subsidiaries of the Company), as they existed at October 31, 2001. Referred to as "ABM Industries Incorporated Family of Services", they are listed below by their respective division name:

- ABM Engineering Services
- ABM Janitorial Services
- ABM Service Network
- American Commercial Security Services
- Ampco System Parking
- Amtech Elevator Services
- Amtech Lighting Services
- CommAir Mechanical Services

Additional information relating to the Company's industry segments appears in Note 13 of Notes to Consolidated Financial Statements contained in Item 8, "Financial Statements and Financial Statement Schedule." The business activities of the Company's industry segments, as they existed at October 31, 2001, are more fully described below.

■ **ABM Engineering Services** provides building owners and managers with on-site engineers to operate, maintain and repair electrical, energy management, mechanical, and plumbing systems utilizing computerized maintenance management systems ("CMMS"). This service is primarily for high-rise office buildings, but customers also include schools, warehouses, factories, shopping malls and universities. ABM Engineering Services operates in 21 states through ten regional offices, three of which are in California and one each in Arizona, Colorado, Florida, Illinois, Pennsylvania, New York and Texas. In 1999, this Division earned ISO 9002 Certification, the first national engineering services provider of on-site operating engineers to earn this exclusive designation. ISO is a quality standard comprised of a rigorous set of guidelines and good business practices against which companies are rated through a comprehensive independent audit process that can take several years.

■ **ABM Janitorial Services** (also known as "American Building Maintenance") provides a wide range of basic janitorial services for a variety of structures and organizations, including office buildings, industrial plants, banks, department stores, theaters, warehouses, educational and health institutions and airport terminals. Services provided include floor cleaning and finishing, wall and window washing, furniture polishing, rug cleaning, dusting, as well as other building cleaning services. ABM Janitorial Services maintains 99 offices in 35 states, the District of Columbia and one Canadian province, and operates under thousands of individually negotiated building maintenance contracts, the majority of which are obtained by competitive bidding. Generally, profit margins on maintenance contracts tend to be inversely proportional to the size of the contract. Although many of this Division's maintenance contracts are fixed-price agreements, others contain clauses under which the customer agrees to reimburse the full amount of wages, payroll taxes, insurance charges and other expenses plus a profit percentage. The majority of ABM Janitorial Services contracts are for one-year periods, contain automatic renewal clauses and are subject to termination by either party by a 30 to 90 day written notice.

■ **ABM Service Network** (also known as "ABM Facility Services") provides customers with streamlined, centralized control and coordination of multiple facility service needs. This process is consistent with the greater competitive demands on corporate organizations to become more efficient in the business market today. By leveraging the core competencies of the Company's other divisions, this Division attempts to reduce overhead, such as redundant personnel, for its customers by providing multiple services under a single contract, with one contact and one invoice. Its National Service Center provides centralized dispatching, emergency services, accounting and related reports to financial institutions, high-tech companies, and other customers regardless of industry or size. ABM Service Network is headquartered in San Francisco, where it also maintains its National Service Center.

■ **American Commercial Security Services** (also known as "ACSS" and "ABM Security Services") provides security guards, electric monitoring of fire, life, safety, and access control devices, and security consulting services to a wide range of businesses in the major metropolitan areas of Phoenix, Arizona; San Francisco, San Diego and Los Angeles, California; Chicago, Illinois; New Orleans, Louisiana; Minneapolis, Minnesota; Portland, Oregon; Houston, Dallas, Fort Worth, Austin and San Antonio, Texas; Seattle, Washington; and Salt Lake City, Utah. Much like ABM Janitorial Services, the majority of this Division's contracts are for one-year periods, contain automatic renewal clauses and are subject to termination by either party by a 30 to 90 day written notice.

■ **Ampco System Parking** (also known as "Ampco System Airport Parking" and "Ampco Express Airport Parking") operates approximately 1,600 parking lots and garages, which are either leased from or operated through management contracts for third parties. The lease terms generally range from 5 to 20 years and usually contain provisions for renewal options. Leases which expire may continue on a month-to-month basis or may be replaced by similar leases. Many leases contain provisions for contingent rentals based on revenues. Ampco System Parking currently operates in 26 states and the following airports: Austin, Texas; Denver, Colorado; Detroit, Michigan; Honolulu, Hawaii; and San Francisco, California, to name a few. In conjunction with its on-airport parking services, this Division also operates off-airport parking facilities in Philadelphia, Pennsylvania; Houston, Texas; Los Angeles and San Diego, California, and parking shuttle bus services at thirteen locations.

■ **Amtech Elevator Services** maintains, modernizes and repairs elevators and escalators in major metropolitan areas of California; Houston, Texas; Cincinnati, Ohio; Detroit, Michigan; Upper Marlboro, Maryland; Las Vegas, Nevada; Pennsauken, New Jersey; Atlanta, Georgia; Philadelphia, Pennsylvania; Phoenix, Arizona; Denver, Colorado; Chicago, Illinois; and Washington, D.C. Amtech Elevator Services maintains 18 offices and several parts warehouses, and operates a fleet of radio-equipped service vehicles.

■ **Amtech Lighting Services** provides relamping, fixture cleaning, and periodic lighting maintenance service to a variety of commercial, retail, and industrial customers. Amtech Lighting Services also maintains electrical outdoor signage and provides electrical service and repairs for their customer base. This Division maintains 28 offices, eight of which are located in California, four are in Texas, two in North Carolina; and one office in each of the following states: Alabama, Arizona, Florida, Georgia, Illinois, Louisiana, Maryland, Minnesota, Nevada, New Jersey, New York, Oklahoma, Oregon, and Washington.

■ **Commair Mechanical Services** (also known as "CommAir Preferred Mechanical Services") installs, maintains, and repairs heating, ventilation and air conditioning equipment, performs chemical water treatment, and provides energy conservation services for commercial, industrial and institutional facilities. CommAir Mechanical Services maintains nine offices, eight of which are located in California, and one in Phoenix, Arizona.

Effective April 30, 2001, the Company sold its Easterday Janitorial Supply Division, which in fiscal 2000 had annual revenues of $43.9 million, of which 27% were intercompany sales. Additional information regarding this transaction appears in Note 10 of Notes to Consolidated Financial Statements contained in Item 8, "Financial Statements and Financial Statement Schedule."

The effect on revenues and operations of the September 11 terrorist attacks is described in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Trademarks

The Company believes that it owns or is licensed to use all corporate names, trade names, trademarks, service marks, copyrights, patents and trade secrets which are material to the Company's operations.

Competition

The Company believes that each aspect of its business is highly competitive, and that such competition is based primarily on price and quality of service. Nearly all services provided by the Company are under contracts originally obtained through competitive bidding. The Company's competitors include a large number of regional and local companies located in major cities throughout the United States and Canada. While the majority of the Company's competitors operate in a limited geographic area, the operating divisions of a few large, diversified facility service companies compete with the Company on a national basis.

Sales and Marketing

The Company's sales and marketing efforts are conducted by its corporate, division, region, branch and district offices. Sales, marketing, management and operations personnel in each of these offices participate directly in selling and servicing customers. The broad geographic scope of these offices enables the Company to provide a full range of facility services through intercompany sales referrals, multi-service "bundled" sales and national account sales. The Company also has designated a nationwide group of "ABM Family of Services" executives to market all of the Company's facility services capabilities.

The Company has a broad customer base including airports, apartment complexes, city centers, colleges and universities, financial institutions, industrial plants, office buildings, retail stores, shopping centers and theme parks. No customer accounted for more than 5% of its revenues during the fiscal year ended October 31, 2001.

Employees

The Company employs over 60,000 persons, of whom the vast majority are service employees who perform air conditioning, elevator, engineering, janitorial, lighting, parking and security services. Approximately 24,900 of these employees are covered under collective bargaining agreements. There are about 3,600 employees with executive, managerial, supervisory, administrative, professional, sales, marketing or clerical responsibilities or other office assignments.

Environmental Matters

The nature of the Company's operations, primarily services, would not ordinarily involve it in environmental contamination. However, the Company's operations are subject to various federal, state and/or local laws regulating the discharge of materials into the environment or otherwise relating to the protection of the environment, such as discharge into soil, water and air, and the generation, handling, storage, transportation and disposal of waste and hazardous substances. These laws generally have the effect of increasing costs and potential liabilities associated with the conduct of the Company's operations, although historically they have not had a material adverse effect on the Company's financial position, cash flows, or results of operations.

The Company is currently involved in three proceedings relating to environmental matters: one involving alleged potential soil and groundwater contamination at a Company facility in Florida; one involving alleged potential soil contamination at a former Company facility in Arizona; and one involving alleged potential soil and groundwater contamination at a former dry-cleaning facility leased by the Company in Nevada. While it is difficult to predict the ultimate outcome of these matters, based on information currently available, management believes that none of these matters, individually or in the aggregate, are reasonably likely to have a material adverse effect on the Company's financial position, cash flows, or results of operations. As any liability related to these claims is neither probable nor estimable, no accruals have been made related to these matters.

Executive Officers of ABM

The executive officers of ABM as of October 31, 2001 were as follows:

Name	Age	Principal Occupations and Business Experience During Past Five Years
Henrik C. Slipsager	46	President & Chief Executive Officer since November 2000; Executive Vice President of ABM, and President of the Janitorial Services Division, from November 1999 through October 2000; Senior Vice President of ABM from March 1998 through October 1999; Executive Vice President of the Janitorial Services Division from January 1997 through October 1999
Martinn H. Mandles	61	Chairman of the Board since December 1997; Chief Administrative Officer since November 1991; Executive Vice President from November 1991 through November 1997
Jess E. Benton III	61	Chief Operating Officer since November 2000; Executive Vice President since November 1999; Senior Vice President from July 1994 through October 1999
Donna M. Dell	53	Senior Vice President of Human Resources since November 1999; Chief Employment Counsel since April 1997; Vice President of Human Resources from July 1994 through October 1999
Harry H. Kahn	58	Senior Vice President since November 1999; General Counsel & Corporate Secretary since November 1991; Vice President from November 1991 through October 1999
George B. Sundby	50	Senior Vice President & Chief Financial Officer since June 2001; Senior Vice President & Chief Financial Officer of Transamerica Finance Corporation from September 1999 through March 2001; Vice President of Financial Planning and Analysis of Transamerica Corporation from January 1995 through March 2001
Gary R. Wallace	50	Senior Vice President, Director of Business Development & Chief Marketing Officer of ABM since November 2000; Senior Vice President of the Janitorial Services Division from September 1995 through October 2000
Maria de la Pena	42	Vice President & Controller since July 2001; Controller of Vectiv Corporation from March 2001 through June 2001; Assistant Controller of Transamerica Finance Corporation from December 1999 through March 2001; Director of Accounting of Transamerica Corporation from December 1997 through November 1999; Accounting Manager of Transamerica Corporation from March 1994 through November 1997
Anthony D. Lackey	38	Vice President since November 1999; Director of Electronic Services & Chief Technology Officer since July 1996; Assistant Vice President from July 1996 through October 1999
Terry D. McNeil	54	Vice President since November 1999; Director of Insurance Services since October 1988; Assistant Vice President from July 1996 through October 1999
Eleonora C. Walsh	61	Vice President since November 1999; Director of Administrative Services since November 1991; Assistant Vice President from July 1996 through October 1999

ITEM 2. PROPERTIES

The Company has corporate, division, regional, branch or district offices in over 250 locations throughout the United States, and Canada. Thirteen of these facilities are owned by the Company and the remainder are leased. At October 31, 2001, the real estate owned by the Company had an aggregate net book value of $3.6 million and was located in: Phoenix, Arizona; Fresno, California; Jacksonville and Tampa, Florida; Portland, Oregon; Arlington, Houston and San Antonio, Texas; and Kennewick, Seattle, Spokane and Tacoma, Washington.

Rental payments under long and short-term lease agreements amounted to $103.3 million for the fiscal year ended October 31, 2001. Of this amount, $69.7 million in rental expense was attributable to public parking lots and garages that Ampco System Parking leases and operates. The remaining expense was for the rental or lease of office space, computers, operating equipment and motor vehicles.

ITEM 3. LEGAL PROCEEDINGS

Not applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCK-HOLDER MATTERS

Market Information and Dividends

ABM's common stock is listed on the New York Stock Exchange. ABM's credit agreement places certain limitations on dividend payments based on net income (see Note 4 of Notes to Consolidated Financial Statements contained in Item 8). The following table sets forth the high and low prices of ABM's common stock and quarterly cash dividends on common shares for the periods indicated:

	Fiscal Quarter				
	First	Second	Third	Fourth	Year
2001					
Price range of common stock:					
High	$32.13	$33.00	$38.20	$37.65	$38.20
Low	$27.56	$28.46	$30.72	$24.96	$24.96
Dividends per share	$ 0.165	$ 0.165	$ 0.165	$ 0.165	$ 0.66
2000					
Price range of common stock:					
High	$23.88	$28.00	$26.19	$28.00	$28.00
Low	$19.25	$20.25	$21.75	$23.94	$19.25
Dividends per share	$ 0.155	$ 0.155	$ 0.155	$ 0.155	$ 0.62

At November 30, 2001, there were approximately 4,735 registered holders of ABM's common stock, in addition to stockholders in street name.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below is derived from the Company's consolidated financial statements for each of the years in the five-year period ended October 31, 2001.

(in thousands, except per share amounts and ratios)	**2001**	2000	1999	1998	1997
Operations					
Revenues and other income	**$1,950,038**	$1,807,557	$1,629,716	$1,501,827	$1,252,472
Expenses					
Operating expenses and cost of goods sold	**1,722,334**	1,573,998	1,413,541	1,298,423	1,076,078
Selling, general and administrative	**172,157**	157,546	146,984	142,431	126,755
Interest	**2,602**	3,320	1,959	3,465	2,675
Total expenses	**1,897,093**	1,734,864	1,562,484	1,444,319	1,205,508
Income before income taxes	**52,945**	72,693	67,232	57,508	46,964
Income taxes	**20,119**	28,350	27,565	23,578	19,725
Net income	**$ 32,826**	$ 44,343	$ 39,667	$ 33,930	$ 27,239
Net income per common share					
Basic	**$ 1.36**	$ 1.94	$ 1.77	$ 1.58	$ 1.33
Diluted	**$ 1.30**	$ 1.85	$ 1.65	$ 1.44	$ 1.22
Common and common equivalent shares					
Basic	**23,799**	22,551	22,067	21,110	20,143
Diluted	**25,010**	23,709	23,748	23,161	21,872
Financial Statistics					
Dividends paid per common share	**$ 0.66**	$ 0.62	$ 0.56	$ 0.48	$ 0.40
Stockholders' equity	**$ 361,177**	$ 316,309	$ 276,951	$ 236,838	$ 197,278
Common shares outstanding at October 31	**24,389**	22,999	22,407	21,601	20,464
Stockholders' equity per common share	**$ 14.81**	$ 13.75	$ 12.36	$ 10.96	$ 9.64
Working capital	**$ 229,542**	$ 224,199	$ 184,279	$ 165,788	$ 137,223
Current ratio	**1.97**	2.05	2.01	2.05	1.89
Long-term debt (less current portion)	**$ 942**	$ 36,811	$ 28,903	$ 33,720	$ 38,402
Redeemable cumulative preferred stock	**$ —**	$ 6,400	$ 6,400	$ 6,400	$ 6,400
Total assets	**$ 683,100**	$ 641,985	$ 563,384	$ 501,363	$ 464,251
Property, plant and equipment — net	**$ 42,936**	$ 40,734	$ 35,181	$ 27,307	$ 26,584
Capital expenditures	**$ 16,922**	$ 18,717	$ 19,451	$ 11,715	$ 13,272
Depreciation and amortization	**$ 26,328**	$ 23,524	$ 20,698	$ 19,593	$ 16,118
Trade accounts receivable — net	**$ 367,201**	$ 353,017	$ 290,920	$ 255,758	$ 226,093

Stockholders' equity per common share is calculated by dividing stockholders' equity at the end of the fiscal year by the number of shares of common stock outstanding at that date. The Company believes that stockholders' equity per common share is a standard measure commonly reported and widely used by analysts, investors and other interested persons. However, stockholders' equity per common share as presented in this report may not be comparable to similarly titled measures reported by other companies.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition

The following discussion should be read in conjunction with the consolidated financial statements of the Company and the notes thereto contained in Item 8, "Financial Statements and Financial Statement Schedule." All information in the discussion and references to the years are based on the Company's fiscal year that ends on October 31.

Funds provided from operations and bank borrowings have historically been the sources for meeting working capital requirements, financing capital expenditures and acquisitions, and paying cash dividends. Management believes that funds from these sources will remain available and adequately serve the Company's liquidity needs. The Company has an unsecured revolving credit agreement with a syndicate of U.S. banks that provides a $150 million line of credit expiring July 1, 2002. At the Company's option, the credit facility provides interest at the prime rate or IBOR + .35%. As of October 31, 2001 the total amount outstanding was approximately $52 million, which was comprised of loans in the amount of $10 million and standby letters of credit of $42 million. This agreement requires the Company to meet certain financial ratios and places some limitations on outside borrowing. In addition, the Company has a loan agreement with a major U.S. bank with a balance of $1.8 million at October 31, 2001. This loan bears interest at a fixed rate of 6.78% with annual payments of principal, in varying amounts, and interest due each February 15 through 2003.

On September 4, 2001, the Company redeemed 6,400 shares of Series B 8% Senior Redeemable Cumulative Preferred Stock having a par value of $0.01 per share and redemption price of $1,000 per share.

Operating activities generated cash flows in 2001, 2000 and 1999 of $65.8 million, $18.9 million and $35.3 million, respectively. While each year's cash flows were impacted by higher volume in revenues, the 2000 decrease reflected slower payments by some large customers. Cash paid for acquisitions during the fiscal years ended October 31, 2001, 2000 and 1999, including payments pursuant to contractual arrangements involved in prior acquisitions, were approximately $23.4 million, $14.2 million and $11.0 million, respectively. Capital expenditures during fiscal years 2001, 2000 and 1999 were $16.9 million, $18.7 million and $19.5 million, respectively. Cash dividends paid to stockholders of common and redeemable preferred stock and amounts used to repurchase common stock were approximately $16.2 million in 2001, $22.9 million in 2000, and $18.5 million in 1999. Cash from financing activities changed in 2001 compared to 2000 primarily due to repayments of nearly $26 million in debt and a reduction in the bank overdraft (outstanding checks) of nearly $16 million.

At October 31, 2001, working capital was $229.5 million as compared to $224.2 million at October 31, 2000. The largest component of working capital consists of trade accounts receivable that totaled $367 million at October 31, 2001 compared to $353 million at October 31, 2000. These amounts were net of an allowance for doubtful accounts of $9.4 million and $8.8 million at October 31, 2001 and 2000, respectively. As of October 31, 2001, accounts receivable that were over 90 days past due had increased $6.6 million to $55.9 million (15% of the total outstanding) from $49.3 million (14% of the total outstanding) at October 31, 2000.

The Company self-insures, generally up to $500,000 per occurrence, certain insurable risks such as general liability, property damage and workers' compensation. Commercial umbrella policies are obtained to provide for $125 million of coverage above the self-insured retention limits. It is the Company's policy to annually retain an outside actuary to review the adequacy of its self-insurance claim reserves.

The energy crisis in the State of California has not had a material impact on the Company.

Impact of September 11, 2001, Terrorist Attacks

As previously reported by the Company, the World Trade Center in New York was the Company's largest single job site with annual revenues of approximately $65 million (3% of ABM's consolidated revenues). Nearly 800 operating engineers, janitorial personnel and lighting technicians from three divisions of the Company worked various shifts throughout the day and night. There has been no further information regarding the fate of seventeen employees still missing and now presumed dead. The Company estimates that annual gross profits on this business approached $10 million. Additionally, the Company provided approximately $60 million in annual services to neighboring job sites which had various major disruptions.

The Company has commercial insurance policies covering business interruption, property damage and other losses related to this tragic incident and has been working with its carrier, Zurich Insurance, in providing preliminary claim information regarding the property damage and lost business income. Zurich has neither accepted nor denied coverage for all or any part of the claim as of the date of this filing. However, Zurich filed a Declaratory Judgment Action in the Southern District of New York claiming the loss of the business profit falls under a Contingent Business Interruption Sub-limit within the policy of $10 million. Based on review of the policy and consultation with coverage counsel and other claim experts, the Company believes that its business interruption claim does not fall under the $10 million sub-limit on contingent business interruption. Zurich's filing does not impact any other aspects of the claim.

Under the guidance published by the Emerging Issues Task Force of the Financial Accounting Standards Board "Accounting for the Impact of the Terrorist Attacks of September 11, 2001", the Company has not recognized the amounts it expects to recover from its business interruption insurance as income. Any gain from insurance proceeds is considered a contingent gain and, under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," can only be recognized as income in the period when any and all contingencies relating to the insurance claim have been resolved. The Company has recognized income from insurance policies to the extent of costs incurred for property damage and direct expenditures related to the attacks.

In response to these announced developments, on September 16, 2001, the Company's Board of Directors authorized the repurchase of up to one million shares of its outstanding stock at any time through December 31, 2001. On December 17, 2001, the Board of Directors extended this authorization to repurchase until December 31, 2002. As of the filing date of this report, there has been no repurchase by the Company of its outstanding shares.

Effect of Inflation

The low rates of inflation experienced in recent years have had no material impact on the financial statements of the Company. The Company attempts to recover increased costs by increasing sales prices to the extent permitted by contracts and competition.

Acquisitions

The operating results of businesses acquired have been included in the accompanying consolidated financial statements from their respective dates of acquisition and are more fully discussed in Note 10 to the Consolidated Financial Statements. Acquisitions made during the three fiscal years ended October 31, 2001, contributed approximately $119.2 million to fiscal 2001 revenues.

Results of Operations

COMPARISON OF 2001 TO 2000

The Company reported record revenues for 2001. Revenues and other income (hereinafter called "revenues") were over $1.9 billion in 2001, up $142 million or 8%, from $1.8 billion reported in 2000. The increase in revenues in 2001 over 2000 was attributable to new business and acquisitions made during the prior years. Revenues generated from acquisitions during the prior year contributed $9.4 million of the 2001 increase while the current year acquisitions added $65.7 million. Although the Company achieved record annual revenues, net income fell by 26% to $32.8 million ($1.30 per diluted share) in 2001 from $44.3 million ($1.85 per diluted share) in 2000 primarily due to a $20 million pre-tax charge to strengthen the Company's self-insurance reserves reflecting the results of the annual independent actuarial review completed in December. The actuarial report this year revealed that while the frequency of claims is trending favorably as expected, the severity of claims in 2000 and 2001 trended higher than anticipated in the report received last year. The impact of these trends on known claims and claims incurred but not reported called for an increase of approximately $8.5 million for fiscal 2001 claims while approximately $10.5 million reflects the unfavorable trend on pre-2001 claims. Additionally, 2001 required a loss of $1.0 million in claims related to the World Trade Center terrorist attack. As a result of the Company's recent claims experience, the Company has increased its self-insurance rates that will be charged to the divisions in 2002 by 21% over 2001. The estimated future charge is designed to capture the recent experience and trends. Actual results could be different. Excluding the insurance charge of $0.50 per diluted share, net income per diluted share declined

3% to $1.80 for 2001 from $1.85 for 2000 due to the increase in diluted average shares outstanding resulting from option exercises.

As a percentage of revenues, operating expenses and cost of goods sold was 88.3% for 2001, compared to 87.1% in 2000. Consequently, as a percentage of revenues, the Company's gross profit (revenues minus operating expenses and cost of goods sold) of 11.7% in 2001 was lower than the gross profit of 12.9% in 2000. The decrease in gross profit as a percentage of revenues was mostly due to the $20 million insurance adjustment, higher labor and related costs and continued competitive pressure to maintain or lower prices.

Selling, general and administrative expenses were $172 million in 2001, an increase of 9% from $158 million in 2000. As a percentage of revenues, selling, general and administrative expenses increased from 8.7% for 2000 to 8.8% for 2001, primarily due to an increase in bad debt expense of $3.2 million over the prior year and to salaries and expenses associated with acquisitions including the amortization of goodwill.

Interest expense was $2.6 million in 2001 compared to $3.3 million for 2000, a decrease of $718,000. This decrease was primarily due to lower weighted average borrowings and interest rates in 2001.

The effective income tax rate for 2001 was 38%, compared to 39% in 2000. The lower tax rate was due for the most part to a significant increase in the federal work opportunity tax credits in relation to pre-tax income.

The Company is currently organized into eight separate operating divisions as defined under Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information". However, only the ABM Janitorial, Ampco System Parking, ABM Engineering, Amtech Lighting, and Amtech Elevator Divisions are reportable using the criteria of SFAS No. 131. Results of Easterday Janitorial Supply Division are included in Other Segments prior to its sale on April 29, 2001. Additional information relating to the Company's industry segments appears in Note 13 of Notes to Consolidated Financial Statements contained in Item 8, "Financial Statements and Financial Statement Schedule." The results of operations, which include self-insurance charges at the fiscal year 2001 rate, but exclude any allocation of the $20 million insurance charge, from the five reportable operating divisions for 2001 as compared to 2000 are more fully described below:

ABM Janitorial Services reported revenues for 2001 of $1.2 billion, an increase of $107 million, or 10%, from 2000. This is the Company's largest Division and accounted for nearly 60% of the Company's consolidated revenues in 2001. ABM Janitorial Services revenues increased as a result of acquisitions and new business, particularly in the Mid-Atlantic and Northeast regions. Revenues generated from acquisitions during the prior year contributed $4.8 million of the 2001 increase while the current year acquisitions added $51.1 million. ABM Janitorial Services' operating profits increased 13% in 2001 to $59.9 million when compared to 2000. The higher percentage increase in profits compared to revenues can be primarily attributed to the Company's fixed price contracts on which hourly workers were paid one less workday in 2001 compared to 2000. The change in the number of workdays affects the profit margin on this type of contract.

Ampco System Parking revenues decreased by 4% in 2001 from 2000 to $166 million, and its operating profits decreased by 53% to $4.1 million during 2001 compared to 2000. The decrease in revenues was mostly due to the loss of three airport contracts, the conversion of lease contracts to management fee contracts, and the effect of the terrorist attacks on September 11, 2001 on sales at airport and hotel facilities. The decrease in operating profits resulted from litigation expense, increased insurance costs and the decline in sales.

ABM Engineering Services increased revenues by 9% in 2001 from 2000 to $171 million, while its operating profits increased 11% to $9 million for 2001 compared to 2000. The revenue increase was due primarily to additional business. The increase in operating profits is due to the increase in sales and slightly higher profit margins as a result of lower administrative costs.

Amtech Lighting Services reported a 22% revenue increase to $144 million in 2001 from 2000 due to acquired business from the purchase of SLI Lighting Solutions in March 2001, and sales increases in the Northwest region. The smaller increase in operating profits of 9% to $11 million during 2001 compared to the prior year is attributable to lower margins in the Southeast on business acquired in 2001.

Revenues for Amtech Elevator Services were $121 million, up by 6% for 2001 over 2000, largely due to an increased customer base. The Amtech Elevator Division reported $4.8 million in operating profits in 2001, a 29% decrease compared to 2000. This decrease in operating profits can be attributed primarily to lower margins on maintenance contracts and losses on several modernization contracts, as well as higher insurance, bad debt, communications and computer related expenses.

The significant increase in unallocated Corporate expenses for 2001 includes the $20 million insurance adjustment mentioned previously and centralization of marketing and sales expenses compared to the prior year. While virtually all insurance claims arise from the operating divisions, this adjustment is included in unallocated corporate expenses. Had the Company allocated the insurance adjustment among the divisions, the reported pre-tax operating profits of the divisions, as a whole, would have been reduced by $20 million, with an equal and offsetting change to unallocated Corporate expenses and therefore no change to consolidated pre-tax earnings.

Other Segments represent the results of the remaining divisions including the operating results of Easterday Janitorial Supply Company prior to its sale effective April 30, 2001, which includes a pre-tax gain on sale of $718,000. The sales price of $12 million represents a $3.7 million premium over the book value of the net assets sold. The pre-tax gain is net of Easterday-specific insurance expenses of $1.3 million, reserves for sale contingencies (including the guarantee of sold receivables and expenses of winding-up Easterday operations) of $1 million, write-offs of intangible assets of $294,000, and second quarter operating losses of $377,000. The loss of Easterday's income in the third and fourth quarter of 2001 was more than offset by the increase in the operating profits of the Company's American Commercial Security Services and CommAir Mechanical Services Divisions.

COMPARISON OF 2000 TO 1999

Revenues were $1.8 billion in 2000, up $178 million or 11%, from $1.6 billion reported in 1999. The increase in revenues in 2000 over 1999 was attributable to new business and acquisitions made during the prior years. Acquisitions during 2000 accounted for approximately $17.4 million, or 10%, of the total revenue increase of $178 million for 1999.

Net income for 2000 was $44.3 million, an increase of 12%, compared to net income of $39.7 million in 1999. Diluted net income per common share also rose 12% to $1.85 for 2000 compared to $1.65 for the same period in 1999. On September 22, 1999 the Company announced a stock repurchase program for up to one million outstanding shares. As of October 31, 2000, 603,000 shares had been reacquired.

As a percentage of revenues, operating expenses and cost of goods sold were 87.1% for 2000, compared to 86.7% in 1999. Consequently, the Company's gross profit as a percentage of revenues of 12.9% in 2000 was slightly lower than the gross profit of 13.3% in 1999. The gross profit percentage declined mostly due to higher labor and related costs, particularly workers' compensation insurance, and continued competitive pressure to maintain or lower prices. In addition, the Company's hourly workers were paid two additional workdays in 2000 compared to 1999. On fixed price monthly contacts, such increases are not recovered.

Selling, general and administrative expenses increased 7.2% for 2000 compared to 1999. However, as a percentage of revenues, selling, general and administrative expenses decreased from 9.0% for 1999, to 8.7% for 2000, primarily due to certain costs that do not increase at the same rate as sales. The dollar increase in selling, general and administrative expenses is primarily due to salaries and expenses associated with acquisitions including the amortization of goodwill, and costs associated with the implementation of a new accounting system. The cost increases were somewhat offset by decreased profit sharing expense.

Interest expense was $3.3 million in 2000 compared to $2.0 million for 1999, a decrease of $1.3 million. This decrease was primarily due to lower weighted average borrowings and interest rates in 2000.

The income before income taxes (pre-tax income) for 2000 was $72.7 million compared to $67.2 million, an increase of 8% over 1999. Pre-tax income did not increase at the same rate as revenues due to the higher operating expenses.

The effective income tax rate for 2000 was 39%, compared to 41% in 1999. The lower tax rate was due for the most part to a significant increase in the federal work opportunity tax credits.

The results of operations from the Company's five reportable operating divisions for 2000 as compared to 1999 are more fully described below:

Revenues of ABM Janitorial Services increased by 13% during 2000 to $1.1 billion over 1999, as a result of new business, particularly in the Mid-Atlantic, Northwest and Southwest regions. Revenues generated from acquisitions during 1999 contributed about $11.8 million of the 2000 increase while the 2000 acquisitions added $10.8 million. Operating profits increased 8% in 2000 to $53.1 million when compared to 1999. The lower percentage increase in profits can be attributed to low profit margins and high startup costs on some large contracts in this Division's Southeast region as well as the expense of extra workdays in fiscal 2000, as discussed previously.

Ampco System Parking's revenues increased by 6% to $172.4 million, and its operating profits also increased by 4% to $8.7 million during 2000 compared to 1999. The increase in revenues and operating profits was mostly due to growth in California and Texas, along with small acquisitions in Florida, Texas and Washington.

ABM Engineering Services increased revenues by 2% to $156.3 million, while its operating profits decreased by 2% to $8.2 million for 2000 compared to 1999. The large revenue increase was due primarily to additional business obtained in New York City and Southern California. The decrease in operating profits was due to lower profit margins and increased administrative costs.

Amtech Lighting Services reported a 24% revenue increase to $118.4 million in 2000 from 1999 due to increased business in all its markets, except Northern California, and an acquisition in the Southeast. Operating profits increased by 35% to $10.1 million during 2000 compared to the prior year. Profit margins improved due to a reduction in labor and material costs.

Revenues for Amtech Elevator Services were $114.4 million, up by 18% for 2000 over 1999, largely due to an increased customer base. The Amtech Elevator Division reported a 3% increase in operating profits in 2000 to $6.8 million compared to 1999. The smaller increase in operating profits can be attributed primarily to increased labor, material and insurance costs as well as computer-related expenses.

Recent Accounting Pronouncements

In fiscal 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS Nos. 137 and 138). SFAS No. 133 relates to accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities and measures those instruments at fair value. The Company adopted SFAS No. 133 on November 1, 2000; however, the Company is not a party to any contracts that would meet the definition of a derivative under SFAS No. 133. Upon adoption of this standard there was no effect on the Company's financial statements.

In July 2001, FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Historically, all acquisitions by the Company have been accounted for as purchases, thus there was no effect on the Company's financial statements upon adoption of this standard. SFAS No. 142 becomes effective in fiscal years beginning after December 15, 2001, with early adoption permitted. The Company plans to early adopt the provisions of SFAS No. 142 beginning in the first quarter of fiscal 2002. In accordance with this standard, goodwill will no longer be amortized but will be subject to annual assessment for impairment by applying a fair-value-based test. All other intangible assets will continue to be amortized over their estimated useful lives. Goodwill amortization expense was $12.3 million for the twelve months ended October 31, 2001. The Company's preliminary determination has indicated no impairment of its goodwill carrying value.

In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not anticipated to have a material effect on the Company's results of operations or financial condition.

In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of", and elements of APB 30, "Reporting the Results of Operations — Reporting the Effects on Disposal of a Segment of a Business and Extraordinary, Unusual or Infrequently Occurring Events and Transactions". SFAS No. 144 establishes a single-accounting model for long-lived assets to be disposed of while maintaining many of the provisions relating to impairment testing and valuation. SFAS No. 144 is effective for fiscal years beginning after December 31, 2001. The adoption of SFAS No. 144 is not anticipated to have a material effect on the Company's results of operations or financial condition.

Safe Harbor Statement

Cautionary Safe Harbor Disclosure for Forward Looking Statements under the Private Securities Litigation Reform Act of 1995: Because of the factors set forth below, as well as other variables affecting the Company's operating results, past financial performance should not be considered a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods. The statements contained herein which are not historical facts are forward-looking statements that are subject to meaningful risks and uncertainties, including but not limited to: (1) significant decreases in commercial real estate occupancy, resulting in reduced demand and prices for building maintenance and other facility services in the Company's major markets, (2) loss or bankruptcy of one or more of the Company's major customers, which could adversely affect the Company's ability to collect its accounts receivable or recover its deferred costs, (3) major collective bargaining issues that may cause loss of revenues or cost increases that non-union companies can use to their advantage in gaining market share, (4) significant shortfalls in adding additional customers in existing and new territories and markets, (5) a protracted slowdown in the Company's acquisition activities, (6) legislation or other governmental action that severely impacts one or more of the Company's lines of business, such as price controls that could restrict price increases, or the unrecovered cost of any universal employer-paid health insurance, as well as government investigations that adversely affect the Company, (7) reduction or revocation of the Company's line of credit, which would increase interest expense or the cost of capital, (8) cancellation or nonrenewal of the Company's primary insurance policies, as many customers contract out services based on the contractor's ability to provide adequate insurance coverage and limits, (9) catastrophic uninsured or underinsured claims against the Company, the inability of the Company's insurance carriers to pay otherwise insured claims, or inadequacy in the Company's reserve for self-insured claims, (10) inability to employ entry level personnel due to labor shortages, (11) resignation, termination, death or disability of one or more of the Company's key executives, which could adversely affect customer retention and day-to-day management of the Company, and (12) other material factors that are disclosed from time to time in the Company's public filings with the United States Securities and Exchange Commission, such as reports on Forms 8-K, 10-K and 10-Q.

ITEM 7A. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not issue or invest in financial instruments or their derivatives for trading or speculative purposes. The operations of the Company are conducted primarily in the United States, and, as such, are not subject to material foreign currency exchange rate risk. Although the Company has outstanding debt and related interest expense, market risk in interest rate exposure in the United States is currently not material.

ITEM 8. FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Independent Auditors' Report

To the Stockholders and Board of Directors
ABM Industries Incorporated:

We have audited the accompanying consolidated balance sheets of ABM Industries Incorporated and subsidiaries as of October 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 31, 2001. In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedule II. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ABM Industries Incorporated and subsidiaries as of October 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule II, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

KPMG LLP

San Francisco, California
December 17, 2001

ABM Industries Incorporated and Subsidiaries

CONSOLIDATED BALANCE SHEETS

October 31 (in thousands, except share amounts)	2001	2000
Assets		
Cash and cash equivalents	$ 3,052	$ 2,000
Trade accounts receivable (less allowances of $9,420 and $8,825)	367,201	353,017
Inventories	25,974	25,513
Deferred income taxes	26,806	17,531
Prepaid expenses and other current assets	42,508	38,758
Total current assets	465,541	436,819
Investments and long-term receivables	13,871	13,920
Property, plant and equipment (less accumulated depreciation of $65,951 and $65,753)	42,936	40,734
Goodwill (less accumulated amortization of $73,264 and $61,693)	113,199	109,407
Deferred income taxes	35,400	32,537
Other assets	12,153	8,568
	$683,100	$641,985
Liabilities		
Current portion of long-term debt	$ 10,877	$ 865
Bank overdraft	—	15,952
Trade accounts payable	50,671	45,312
Income taxes payable	6,816	8,083
Accrued liabilities:		
Compensation	62,854	54,901
Taxes — other than income	20,409	18,195
Insurance claims	48,193	43,361
Other	36,179	25,951
Total current liabilities	235,999	212,620
Long-term debt (less current portion)	942	36,811
Retirement plans	21,483	22,386
Insurance claims	63,499	47,459
Total liabilities	321,923	319,276
Series B 8% Senior Redeemable Cumulative Preferred Stock, 6,400 shares authorized, issued and outstanding, stated at redemption value, $1,000 per share at October 31, 2000	—	6,400
Stockholders' Equity		
Preferred stock, $.01 par value; 500,000 shares authorized; none issued	—	—
Common stock, $.01 par value; 100,000,000 shares authorized; 24,389,000 and 22,999,000 shares issued and outstanding at October 31, 2001 and 2000, respectively	244	230
Additional paid-in capital	131,242	102,902
Accumulated other comprehensive income	(763)	(653)
Retained earnings	230,454	213,830
Total stockholders' equity	361,177	316,309
	$683,100	$641,985

The accompanying notes are an integral part of the consolidated financial statements.

ABM Industries Incorporated and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

Years ended October 31 (in thousands, except per share amounts)	**2001**	2000	1999
Revenues and other income	**$1,950,038**	$1,807,557	$1,629,716
Expenses			
Operating expenses and cost of goods sold	**1,722,334**	1,573,998	1,413,541
Selling, general and administrative	**172,157**	157,546	146,984
Interest	**2,602**	3,320	1,959
	1,897,093	1,734,864	1,562,484
Income before income taxes	**52,945**	72,693	67,232
Income taxes	**20,119**	28,350	27,565
Net income	**$ 32,826**	$ 44,343	$ 39,667
Net income per common share			
Basic	**$ 1.36**	$ 1.94	$ 1.77
Diluted	**$ 1.30**	$ 1.85	$ 1.65
Common and common equivalent shares			
Basic	**23,799**	22,551	22,067
Diluted	**25,010**	23,709	23,748

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years ended October 31, 2001, 2000 and 1999 (in thousands)	**Common Stock Shares**	**Common Stock Amount**	**Additional Paid-in Capital**	**Accumulated Other Comprehensive Income**	**Retained Earnings**	**Total**
Balance October 31, 1998	21,601	$216	$ 79,904	$(696)	$157,414	$236,838
Comprehensive income:						
Net income					39,667	39,667
Other comprehensive income:						
Foreign currency translation				61		61
Comprehensive income						39,728
Dividends:						
Common stock					(12,543)	(12,543)
Preferred stock					(512)	(512)
Tax benefit from exercise of stock options			387			387
Stock purchases	(220)	(2)	(5,446)			(5,448)
Stock issued under employees' stock purchase and option plans and for acquisition	1,026	10	18,491			18,501
Balance October 31, 1999	22,407	224	93,336	(635)	184,026	276,951
Comprehensive income:						
Net income					44,343	44,343
Other comprehensive income:						
Foreign currency translation				(18)		(18)
Comprehensive income						44,325
Dividends:						
Common stock					(14,027)	(14,027)
Preferred stock					(512)	(512)
Tax benefit from exercise of stock options			480			480
Stock purchases	(383)	(4)	(8,386)			(8,390)
Stock issued under employees' stock purchase and option plans and for acquisition	975	10	17,472			17,482
Balance October 31, 2000	22,999	230	102,902	(653)	213,830	316,309
Comprehensive income:						
Net income					32,826	32,826
Other comprehensive income:						
Foreign currency translation				(110)		(110)
Comprehensive income						32,716
Dividends:						
Common stock					(15,770)	(15,770)
Preferred stock					(432)	(432)
Tax benefit from exercise of stock options			3,651			3,651
Stock issued under employees' stock purchase and option plans and for acquisition	1,390	14	24,689			24,703
Balance October 31, 2001	24,389	$244	$131,242	$(763)	$230,454	$361,177

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended October 31 (in thousands)	2001	2000	1999
Cash flows from operating activities:			
Cash received from customers	$ 1,918,558	$ 1,739,297	$ 1,589,775
Other operating cash receipts	5,523	2,347	1,491
Interest received	859	580	870
Cash paid to suppliers and employees	(1,822,629)	(1,686,988)	(1,522,495)
Interest paid	(2,991)	(3,209)	(2,025)
Income taxes paid	(33,524)	(33,102)	(32,311)
Net cash provided by operating activities	65,796	18,925	35,305
Cash flows from investing activities:			
Additions to property, plant and equipment	(16,922)	(18,717)	(19,451)
Proceeds from sale of assets	1,253	1,164	922
Decrease (increase) in investments and long-term receivables	49	370	(1,885)
Purchase of businesses	(23,401)	(14,191)	(10,980)
Proceeds from sale of business	12,000	—	—
Net cash used in investing activities	(27,021)	(31,374)	(31,394)
Cash flows from financing activities:			
Common stock issued, including tax benefit	26,688	16,381	17,178
Common stock purchases	—	(8,390)	(5,448)
Preferred stock redemption	(6,400)	—	—
Dividends paid	(16,202)	(14,539)	(13,055)
(Decrease) increase in bank overdraft	(15,952)	10,985	2,492
Long-term borrowings	108,000	126,000	57,064
Repayments of long-term borrowings	(133,857)	(118,127)	(61,847)
Net cash (used in) provided by financing activities	(37,723)	12,310	(3,616)
Net increase (decrease) in cash and cash equivalents	1,052	(139)	295
Cash and cash equivalents beginning of year	2,000	2,139	1,844
Cash and cash equivalents end of year	$ 3,052	$ 2,000	$ 2,139
Reconciliation of net income to net cash provided by operating activities:			
Net income	$ 32,826	$ 44,343	$ 39,667
Adjustments:			
Depreciation	13,710	12,265	10,815
Amortization	12,618	11,259	9,883
Provision for bad debts	6,134	2,971	2,257
Gain on sale of assets	(41)	(265)	(160)
Gain on sale of business	(718)	—	—
Increase in deferred income taxes	(12,138)	(5,517)	(6,537)
Increase in trade accounts receivable	(24,340)	(65,555)	(39,304)
Increase in inventories	(3,223)	(2,217)	(331)
Increase in prepaid expenses and other current assets	(3,045)	(1,200)	(1,950)
(Increase) decrease in other assets	40	2,475	(3,295)
(Decrease) increase in income taxes payable	(1,267)	765	1,791
(Decrease) increase in retirement plans accrual	(903)	3,092	3,320
Increase in insurance claims liability	18,872	7,155	4,500
Increase in trade accounts payable and other accrued liabilities	27,271	9,354	14,649
Total adjustments to net income	32,970	(25,418)	(4,362)
Net cash provided by operating activities	$ 65,796	$ 18,925	$ 35,305
Supplemental data:			
Non-cash investing activities:			
Common stock issued for net assets of business acquired	$ 1,666	$ 1,581	$ 1,710

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of ABM Industries Incorporated and its subsidiaries ("the Company"). All material intercompany transactions and balances have been eliminated. Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

Use of Estimates: The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

Trade Accounts Receivable: The Company's accounts receivable arise from services provided to its customers and are generally due and payable on terms varying from the receipt of invoice to net thirty days. The Company does not believe that it has any material exposure due to either industry or regional concentrations of credit risk.

Inventories: Inventories are valued at amounts approximating the lower of cost (first-in, first-out basis) or market.

Property, Plant and Equipment: Property, plant and equipment are stated at cost less accumulated depreciation and amortization. At the time property, plant and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. Maintenance and repairs are charged against income.

Depreciation and amortization are calculated principally on the straight-line method. Lives used in computing depreciation for transportation equipment average 3 to 5 years and 2 to 20 years for machinery and other equipment. Buildings are depreciated over periods of 20 to 40 years. Leasehold improvements are amortized over the shorter of the terms of the respective leases, or the assets' useful lives.

The Company is implementing an enterprise-wide information system. External direct costs of materials and services and payroll-related costs of employees working solely on the development of the system are capitalized. Capitalized costs of the project are being amortized over a period of seven years beginning on May 1, 2000. Training costs are expensed as incurred.

Goodwill: Goodwill, which represents the excess of cost over fair value of net tangible assets of businesses acquired, is amortized on a straight-line basis over periods not exceeding 40 years. It is the Company's policy to carry goodwill applicable to acquisitions prior to 1971 of $1,433,000 at cost until such time as there may be evidence of diminution in value.

Income Taxes: Income tax expense is based on reported results of operations before income taxes. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Revenue Recognition: The Company earns revenue primarily under service contracts that are either fixed price or are time and materials based. In both contract types, revenue is recognized as the services are performed. Under the fixed price contacts, there are no up-front fee arrangements or acceptance requirements that would require deferral of revenue recognition under Staff Accounting Bulletin No. 101.

Net Income Per Common Share: The Company has reported its earnings in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share". Basic net income per common share, after the reduction for preferred stock dividends, is based on the weighted average number of shares outstanding during the period. Diluted net income per common share, after the reduction for preferred stock dividends, is based on the weighted average number of shares outstanding during the period, including common stock equivalents. The calculation of these amounts is as follows:

	2001	2000	1999
Net income	**$32,826,000**	$44,343,000	$39,667,000
Preferred stock dividends	**(432,000)**	(512,000)	(512,000)
	$32,394,000	$43,831,000	$39,155,000
Common shares outstanding — basic	**23,799,000**	22,551,000	22,067,000
Effect of dilutive securities:			
Stock options	**1,150,000**	1,035,000	1,544,000
Other	**61,000**	123,000	137,000
Common shares outstanding — diluted	**25,010,000**	23,709,000	23,748,000

For the purposes of computing diluted net income per common share, weighted average common share equivalents do not include stock options with an exercise price that exceeds the average fair market value of the Company's common stock for the period. On October 31, 2001, 2000 and 1999, options to purchase common shares of 874,000, 1,078,000 and 1,268,000 at a weighted average exercise price of $32.62, $31.71 and $31.09, respectively, were excluded from the computation.

Cash and Cash Equivalents: The Company considers all highly liquid instruments with original maturities of three months or less to be cash and cash equivalents.

Stock-based Compensation: The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

Comprehensive Income: Comprehensive income consists of net income and other related gains and losses affecting shareholders' equity that, under generally accepted accounting principles, are excluded from net income. For the Company, such comprehensive income items consist of unrealized foreign currency translation gains and losses.

2. INSURANCE

Certain insurable risks such as general liability, property damage and workers' compensation are self-insured by the Company. However, the Company has umbrella insurance coverage for certain risk exposures subject to specified limits. Accruals for claims under the Company's self-insurance program are recorded on a claim-incurred basis. The accrual includes any general liability, property damage or workers' compensation claim that as of the applicable accounting period end was incurred. The Company's method accounts for known claims and incurred but not reported claims. The claim-incurred method includes cost factors for inflation and the cost of litigation and administration. The Company uses independent actuaries to annually evaluate and record the Company's estimated claim costs and liabilities and accrues an amount that is within an actuarial range of exposure. The estimated liability for claims incurred but unpaid at October 31, 2001 and 2000 was $111,692,000 and $90,820,000, respectively. In the fourth quarter of fiscal year 2001, the Company recorded a $20,000,000 pre-tax expense to strengthen reserves as a result of the actuarial evaluation. The actuarial report this year revealed that while the frequency of claims is trending favorably as expected, the severity of claims in 2000 and 2001 trended higher than anticipated in the report received last year. The impact of these trends on known claims and claims incurred but not reported called for an increase of approximately $8,500,000 for fiscal 2001 claims while approximately $10,500,000 reflects the current year's unfavorable trend on pre-2001 claims. Additionally, 2001 required a provision of $1,000,000 for claims related to the September 11, 2001 World Trade Center attack. In connection with certain self-insurance agreements, the Company has standby letters of credit at October 31, 2001 supporting the estimated unpaid liability in the amount of $39,800,000.

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at October 31, consisted of the following:

(in thousands of dollars)	2001	2000
Land	**$ 876**	$ 878
Buildings	**4,120**	4,334
Transportation equipment	**15,546**	13,127
Machinery and other equipment	**73,543**	73,056
Leasehold improvements	**14,802**	15,092
	108,887	106,487
Less accumulated depreciation and amortization	**65,951**	65,753
	$ 42,936	$ 40,734

4. LONG-TERM DEBT AND CREDIT AGREEMENT

The Company has a $150 million syndicated line of credit which will expire July 1, 2002. The unsecured revolving credit facility provides, at the

Company's option, interest at the prime rate or IBOR.35%. The facility calls for a commitment fee payable quarterly, in arrears, of .12% based on the average, daily, unused portion. For purposes of this calculation, irrevocable standby letters of credit issued in conjunction with the Company's self-insurance program plus cash borrowings are considered to be outstanding amounts. As of October 31, 2001, the total outstanding amount under this facility was $52,000,000, comprised of $10,000,000 in loans and $42,000,000 in standby letters of credit. The interest rate at October 31, 2001, on loans outstanding under this agreement was 2.9%. The Company is required under this agreement to maintain certain financial ratios and has limitations on outside borrowings.

One of the provisions of the Company's revolving credit facility required a fixed charge ratio to be maintained at the end of each quarterly reporting period. As a result of its fiscal 2001 fourth quarter loss, the Company's fixed charge ratio did not meet this requirement for the quarter ended October 31, 2001. The Company received a waiver from its lenders addressing the deficiency for the quarter ended October 31, 2001. The Company was in compliance with all other debt covenants as of October 31, 2001.

The Company has a loan agreement with a major U.S. bank with a balance of $1,808,000, at October 31, 2001. This loan bears interest at a fixed rate of 6.78% with annual payments of principal, in varying amounts, and interest due February 15, 2002 and 2003.

The long-term debt and credit facility of $11,819,000 matures in the years ending October 31 as follows: $10,877,000 in 2002 and $942,000 in 2003.

Long-term debt at October 31, is summarized as follows:

(in thousands of dollars)	**2001**	2000
Revolving credit facility with interest at 2.9 – 9.5%	**$10,000**	$35,000
Note payable to bank with interest at 6.78%	**1,808**	2,622
Other	**11**	54
	11,819	37,676
Less current portion	**10,877**	865
	$ 942	$36,811

5. EMPLOYEE BENEFIT PLANS

All of the Company's employee benefit plans are unfunded, thus there is no additional pension liability and hence no other comprehensive income to disclose.

(a) Retirement Agreements

The Company has unfunded retirement agreements for approximately 52 current and former directors and senior executives, many of which are fully vested. The agreements provide for annual benefits for ten years commencing at the later of the respective retirement dates of those executives or age 65. The benefits are accrued over various periods based on expected retirement dates. During 2001, 2000 and 1999, amounts accrued under these agreements were $506,000, $684,000 and $674,000, respectively. Payments were made in 2001, 2000 and 1999 in the amounts of $242,000, $171,000 and $231,000, respectively. At October 31, 2001, the present value of estimated future payments under these agreements is approximately $4,400,000.

(b) 401(k) and Profit Sharing Plan

The Company has a profit sharing and 401(k) plan covering certain qualified employees, which includes employer participation in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The plan allows participants to make pretax contributions and the Company matches certain percentages of employee contributions depending on the participant's length of service. The profit sharing portion of the plan is discretionary and noncontributory. All amounts contributed to the plan are deposited into a trust fund administered by independent trustees.

The Company provided for profit sharing contributions of $1,643,000 for 1999. No contribution was provided for fiscal year 2001 and 2000. The Company's matching 401(k) contributions required by the 401(k) plan for 2001, 2000 and 1999 were approximately $1,534,000, $1,191,000 and $1,210,000, respectively.

Effective January 1, 2002, the Company is amending its plan to adopt the "safe harbor" rules of 401(k) plans. These rules contain more generous company match provisions and cover many employees not previously included. Therefore, the Company will incur additional future costs, which will be dependent on increased levels of voluntary participation.

(c) Service Award Benefit Plan

In 1989, the Company adopted an unfunded service award benefit plan, with a retroactive vesting period of five years. This plan is a "severance pay plan" as defined by the Employee Retirement Income Security Act (ERISA) and covers certain qualified employees. The plan provides participants, upon termination, with a guaranteed seven days pay for each year of employment subsequent to November 1, 1989. The Company, at its discretion, may also award additional days each year.

Effective January 1, 2002, this plan will be amended to no longer award any additional days to employees. The enhancement of the 401(k) plan has replaced benefits previously provided under this plan. The Company will continue to incur interest costs related to this plan as the value of previously earned benefits continues to increase.

Net cost of the plan is comprised of:

(in thousands of dollars)	**2001**	2000	1999
Service cost	**$ 427**	$ 380	$ 396
Interest	**358**	318	255
Net cost	**$ 785**	$ 698	$ 651
Actuarial present value of:			
Vested benefit obligation	**$4,479**	$3,895	$3,724
Accumulated benefit obligation	**$4,662**	$4,067	$3,850
Projected benefit obligation	**$5,342**	$4,746	$4,571

Assumptions used in accounting for the plan as of October 31 were:

	2001	2000	1999
Weighted average discount rate	**7.5%**	7.5%	6.5%
Rate of increase in compensation level	**5.0%**	5.0%	5.0%

(d) Pension Plan Under Collective Bargaining

Certain qualified employees of the Company are covered under union-sponsored collectively bargained multi-employer defined benefit plans. Contributions for these plans were approximately $30,259,000, $26,913,000 and $25,516,000 in 2001, 2000 and 1999, respectively. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts.

6. LEASE COMMITMENTS AND RENTAL EXPENSE

The Company is obligated under noncancelable operating leases for various facilities and equipment.

As of October 31, 2001, future minimum lease commitments under noncancelable operating leases are as follows:

Years ending (in thousands of dollars)	
2002	$ 45,888
2003	36,139
2004	23,945
2005	17,613
2006	12,671
Thereafter	65,652
Total minimum lease commitments	$201,908

Rental expense for the years ended October 31, is summarized as follows:

(in thousands of dollars)	**2001**	2000	1999
Minimum rentals under noncancelable leases	**$ 55,780**	$ 53,387	$52,231
Contingent rentals	**43,645**	42,641	41,441
Short-term rental agreements	**3,911**	4,682	2,758
	$103,336	$100,710	$96,430

Contingent rentals are applicable to leases of parking lots and garages and are based on percentages of the gross receipts attributable to the related facilities.

7. REDEEMABLE CUMULATIVE PREFERRED STOCK

On June 23, 1993, the Company authorized and on September 1, 1993, issued 6,400 shares of preferred stock having a par value of $0.01 per share shares in conjunction with the acquisition of System Parking. These shares designated as Series B 8% Senior Redeemable Cumulative Preferred Stock (Series B Preferred Stock) were entitled to one vote per share on all matters upon which common stockholders were entitled to vote and had a redemption price of $1,000 per share, together with accrued and unpaid dividends thereon. Redemption of the Series B Preferred Stock was at the option of the holders for any or all of the outstanding shares after September 1, 1998 or at the option of the Company after September 1, 2001. The total redemption value of the shares outstanding at October 31, 2000 in an amount of $6,400,000 was classified on the Company's balance sheet as redeemable cumulative preferred stock. In the event of any liquidation, dissolution or winding up of the affairs of the Company, holders of the Series B Preferred Stock would have been paid the redemption price plus all accrued dividends to the date of liquidation, dissolution or winding up of affairs before any payment to other stockholders.

On September 4, 2001, the Company redeemed 6,400 shares of Series B 8% Senior Redeemable Cumulative Preferred Stock having a par value of $0.01 per share and redemption price of $1,000 per share.

Dividends of $128,000 were due and payable each quarter on the Series B Preferred Stock. In fiscal 2001, $128,000 was paid in each of the first three quarters and $48,000 was paid for the remaining period at time of redemption. The dividends were deducted from net income in determining net income per common share.

8. CAPITAL STOCK

The Company is authorized to issue 500,000 shares of preferred stock, of which 50,000 shares have been designated as Series A Junior Participating Preferred Stock of $.01 par value. None of these preferred shares have been issued.

In March 1998, the Company's Board of Directors adopted a stockholder rights plan to replace an existing rights plan that expired on April 22, 1998. The new plan provides for a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of common stock, distributed to stockholders of record on April 22, 1998. The Rights will be exercisable only if a person or group acquires 20% or more of the Company's common stock (an "Acquiring Person") or announces a tender offer for 20% or more of the common stock. Each Right will entitle stockholders to buy one-thousandth of a share of newly created Participating Preferred Stock, par value $.01 per share, of the Company at an initial exercise price of $175 per Right, subject to adjustment from time to time. However, if any person becomes an Acquiring Person, each Right will then entitle its holder (other than the Acquiring Person) to purchase at the exercise price common stock (or, in certain circumstances, Participating Preferred Stock) of the Company having a market value at that time of twice the Right's exercise price. These Rightsholders would also be entitled to purchase an equivalent number of shares at the exercise price if the Acquiring Person were to control the Company's Board of Directors and cause the Company to enter into certain mergers or other transactions. In addition, if an Acquiring Person acquired between 20% and 50% of the Company's voting stock, the Company's Board of Directors may, at its option, exchange one share of the Company's common stock for each Right held (other than Rights held by the Acquiring Person). Rights held by the Acquiring Person will become void. The Rights Plan excludes from its operation The Theodore Rosenberg Trust and The Sydney J. Rosenberg Trust, and certain related persons, and, as a result, their holdings will not cause the Rights to become exercisable or nonredeemable or trigger the other features of the Rights. The Rights will expire on April 22, 2008, unless earlier redeemed by the Board at $0.01 per Right.

As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and its related interpretations. In the three-year period ended October 31, 2001, the exercise price of all options granted to employees had equivalent fair market values. Therefore, no compensation expense has been recognized in the financial statements for employee stock awards.

Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", requires the disclosure of pro forma net earnings and earnings per share had the Company adopted the fair value method as of the beginning of fiscal 1996. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models. The use of these models requires subjective assumptions, including future stock price volatility and expected time to exercise, which can have a significant effect on the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life 9.2 years, 9.1 years, and 11.9 years from the date of grant in fiscal 2001, 2000, and 1999, respectively; expected stock price volatility of 28.1%, 27.7% and 26.2%, respectively; expected dividend yields of 2.2%, 3.1% and 1.9%, and risk free interest rates of 5.3%, 6.7%, and 5.0% in fiscal 2001, 2000, and 1999, respectively.

The Company's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the fiscal awards had been amortized to expense over the vesting period of the awards, pro forma net earnings would have been $29,102,000 ($1.15 per diluted share) for fiscal 2001, $39,477,000 ($1.64 per diluted share) for fiscal 2000, and $35,409,000 ($1.47 per diluted share) for fiscal 1999. The impact of outstanding stock options granted prior to fiscal 1996 has been excluded from the pro forma calculation; accordingly, the fiscal 2001, 2000, and 1999 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all future applicable stock grants.

Under the "Price-Vested" Performance Stock Option Plan options were granted with a ten-year term. If, during the first four years, the stock price achieved and maintained a set price for ten out of thirty consecutive trading days, the options associated with the price would vest. The prices established were $25, $30, $35 and $40, with 25% of the options vesting at each price point. If, at the end of four years, any of the stock price performance targets were not achieved, then the remaining options would vest at the end of eight years from the date the options were granted. SFAS 123 requires that the projected value of the options be determined on the grant date and recognized over the period in which the options are earned (the vesting period). For these options, the projected value of the options was determined and that value was to be recognized over the eight-year vesting period unless vesting occurs at an earlier date. In fiscal 2001 ABM stock achieved and maintained for the requisite ten-day period, the price required for the third target. As a result, 75% of all options issued prior to the current fiscal year are now vested, and the projected value of that 75% less any amounts previously recognized for outstanding options is recognized in this year's pro forma calculation. Additionally as a result of the price performance, the options awarded during the current fiscal year will vest 75% in December 2001, the one-year anniversary of the grant date. Of the remaining 25% of the granted options yet to be vested, one-eighth is recognized annually from the grant date, unless vesting occurs at an earlier date by the stock achieving a price of $40 per share and maintaining that price for ten out of 30 consecutive trading days.

"Time-Vested" Incentive Stock Option Plan, as Amended

In 1987, the Company adopted a stock option plan under which 1,200,000 shares were reserved for grant until December 31, 1996. In March 1994, this plan was amended to reserve an additional 1,000,000 shares. In March 1996, the plan was amended again to reserve another 2,000,000 shares. Options which terminate without being exercised may be reissued. At October 31, 2001, 637,850 shares remained available for grant.

Transactions under this plan are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance October 31, 1998	2,012,000	$16.40
Granted (Weighted average fair value of $8.34)	126,000	$30.86
Exercised	(296,000)	$10.28
Terminated	(35,000)	$18.30
Balance October 31, 1999	1,807,000	$18.37
Granted (Weighted average fair value of $6.18)	225,000	$21.22
Exercised	(155,000)	$11.29
Terminated	(25,000)	$24.53
Balance October 31, 2000	1,852,000	$19.23
Granted (Weighted average fair value of $9.50)	273,000	$30.31
Exercised	(434,000)	$13.76
Terminated	(108,000)	$24.52
Balance October 31, 2001	1,583,000	$22.28

	Outstanding			Exercisable	
Range of Prices	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 8.49 – 13.32	263,000	2.4	$ 9.39	263,000	$ 9.39
$17.44 – 28.22	817,000	5.9	$20.53	572,000	$19.40
$29.41 – 36.59	503,000	7.7	$31.85	149,000	$32.88

"Price-Vested" Performance Stock Option Plan

In December 1996, the Company adopted a stock option plan under which 1,500,000 shares have been reserved. The options expire 10 years after the date of grant and any options which terminate without being exercised may be reissued. Each option will have a pre-defined vesting price which provides for accelerated vesting if the fair market value of the Company's common stock is equal to or greater than the pre-defined vesting price for 10 trading days in any period of 30 consecutive trading days. Vested options will become exercisable only after the first anniversary of its grant date. Any option that has not vested prior to the fourth anniversary of its grant date will vest on the eighth anniversary of its grant date. At October 31, 2001, 100,000 shares remained available for grant.

Transactions under this plan are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance October 31, 1998	1,150,000	$22.40
Exercised	(15,000)	$20.00
Balance October 31, 1999	1,135,000	$22.37
Granted (Weighted average fair value of $7.01)	160,000	$20.75
Exercised	(75,000)	$20.00
Terminated	(75,000)	$22.98
Balance October 31, 2000	1,145,000	$22.33
Granted (Weighted average fair value of $10.96)	180,000	$30.75
Exercised	(210,000)	$20.18
Terminated	(85,000)	$27.90
Balance October 31, 2001	1,030,000	$23.78

	Outstanding			Exercisable	
Range of Prices	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$20.00 – 25.59	750,000	5.6	$20.40	530,000	$20.42
$30.75 – 36.59	280,000	8.2	$32.84	50,000	$36.59

"Age-Vested" Career Stock Option Plan, as Amended

In 1984, the Company adopted a stock option plan whereby 680,000 shares were reserved for grant. In March of 1996, another 1,000,000 shares were reserved for grant under the plan. As amended December 20, 1994, options which have been granted at fair market value are 50% exercisable when the option holders reach their 61st birthday and the remaining 50% will vest on their 64th birthday. To the extent vested, the options may be exercised at any time prior to one year after termination of employment. Options which terminate without being exercised may be reissued. At October 31, 2001, 418,000 shares remained available for grant.

Transactions under this plan are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance October 31, 1998	1,184,000	$18.29
Granted (Weighted average fair value of $14.59)	75,000	$31.88
Exercised	(56,000)	$ 6.22
Terminated	(16,000)	$ 9.31
Balance October 31, 1999	1,187,000	$19.86
Granted (Weighted average fair value of $7.54)	75,000	$20.75
Exercised	(56,000)	$ 5.92
Terminated	(105,000)	$19.80
Balance October 31, 2000	1,101,000	$20.96
Granted (Weighted average fair value of $12.84)	73,000	$30.75
Exercised	(211,000)	$11.30
Terminated	(46,000)	$20.57
Balance October 31, 2001	917,000	$23.00

	Outstanding			Exercisable	
Range of Prices	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$5.72	154,000	4.6	$ 5.72	6,000	$ 5.72
$11.25 – 19.44	130,000	6.4	$11.72	25,000	$11.25
$20.75	60,000	15.3	$20.75	—	—
$29.41 – 36.59	573,000	11.7	$30.45	89,000	$30.62

Employee Stock Purchase Plan, as Amended

In 1985, the Company adopted an employee stock purchase plan under which sale of 5,000,000 shares of its common stock has been authorized. In March of 1996 and 1999, sales of an additional 1,200,000 shares each were authorized, and again in March of 2001, 1,200,000 additional shares were authorized under this plan. The purchase price of the shares under the plan is the lesser of 85% of the fair market value at the commencement of each plan year or 85% of the fair market value on the date of purchase. Employees may designate up to 10% of their compensation for the purchase of stock. During 2001, 2000, and 1999, 527,000, 635,000, and 602,000 shares of stock were issued under the plan for an aggregate purchase price of $12,142,000, $12,588,000 and $13,632,000, respectively. The weighted average fair value of those purchase rights granted in 2001, 2000, and 1999 was $7.00, $7.27, and $7.32, respectively, and were issued at a weighted average price of $23.04, $19.84 and $23.25, respectively. At October 31, 2001, 930,000 shares remained unissued under the plan.

9. INCOME TAXES

The provision for income taxes is made up of the following components for each of the years ended October 31:

(in thousands of dollars)	**2001**	2000	1999
Current			
Federal	**$ 28,046**	$29,793	$29,807
State	**4,170**	4,051	4,286
Foreign	**41**	23	9
Deferred			
Federal	**(11,002)**	(5,071)	(6,022)
State	**(1,136)**	(446)	(515)
	$ 20,119	$28,350	$27,565

Income tax expense attributable to income from operations differs from the amounts computed by applying the U.S. statutory rates to pretax income from operations as a result of the following for the years ended October 31:

	2001	2000	1999
Statutory rate	**35.0%**	35.0%	35.0%
State and local taxes on income, net of federal tax benefit	**3.6**	3.1	3.5
Tax credits	**(5.1)**	(3.6)	(2.6)
Nondeductible expenses and other — net	**4.5**	4.5	5.1
	38.0%	39.0%	41.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at October 31, are presented below:

(in thousands of dollars)	**2001**	2000
Deferred tax assets:		
Self-insurance claims	**$43,183**	$33,214
Bad debt allowance	**3,652**	2,464
Deferred and other compensation	**13,579**	12,063
Goodwill amortization	**5,026**	4,099
Other	**1,952**	2,967
Total gross deferred tax assets	**67,392**	54,807
Deferred tax liabilities:		
Deferred software development cost	**(3,817)**	(2,038)
Union pension contributions	**(1,369)**	(2,701)
Total gross deferred tax liabilities	**(5,186)**	(4,739)
Net deferred tax assets	**$62,206**	$50,068

Management has determined that it is more likely than not that the total net deferred tax asset will be realized.

10. ACQUISITIONS AND DIVESTITURES

All acquisitions have been accounted for using the purchase method of accounting; operations of the companies and businesses acquired have been included in the accompanying consolidated financial statements from their respective dates of acquisition. The excess of the purchase price over fair value of the net assets acquired is generally included in goodwill. Most purchase agreements provide for contingent payments based on the annual pretax income for subsequent periods ranging generally from three to five years. Any such future payments are generally capitalized as goodwill when paid. Cash paid for acquisitions, including any contingent amounts based on subsequent earnings, was $23,401,000 in 2001. In addition, common shares, with a fair market value of $1,666,000 at the date of issuance, were issued in 2001 under the contingent payment provisions of a prior year acquisition. As these acquisitions were not significant, pro forma information is not included in these financial statements.

Acquisitions and dispositions made during the fiscal year 2001 are discussed below:

Effective February 1, 2001, the Company acquired the operations and selected assets of Arcade Cleaning L.P., a janitorial services company, with customers located in the Northeast and Midwest regions. The terms included a cash payment made at closing plus annual contingent payments based on operating profits to be made over five years. This acquisition contributed $47,141,000 in revenues in fiscal year 2001.

Effective March 26, 2001, the Company acquired selected customer contracts and certain assets of SLI Lighting Solutions, a lighting services company, with customers in the Mid-Atlantic and Southeastern regions. The terms included a cash payment made at closing plus semi-annual contingent payments based on gross profits to be made over three years. This acquisition contributed $13,455,000 in revenues in fiscal year 2001.

Effective April 1, 2001, the Company acquired the operations and selected assets of CarpetMaster Cleaning, a provider of janitorial and related services in Albany and the surrounding capital district of New York. The terms included a cash payment, of which 51% was made at closing and 49% paid in May 2001, plus annual contingent payments based on operating profits to be made over five years. This acquisition contributed $3,946,000 in revenues in fiscal year 2001.

Effective June 11, 2001, the Company acquired the operations and selected assets of Sundown Security, Incorporated, a security services company, with customers located in the Sacramento, California area. The terms included a cash payment made at closing plus annual contingent payments based on operating profits to be made over five years. This acquisition contributed $1,130,000 in revenues in fiscal year 2001.

The aggregate consideration paid for these acquisitions was $11,749,000 including $7,222,000 allocated to goodwill.

Effective April 30, 2001, the Company sold its Easterday Janitorial Supply Division to AmSan West, Inc. In fiscal 2000, this Division had annual revenues of $43,868,000, of which 27% were intercompany sales, and assets of $11,574,000. In 2001, this Division contributed $15,054,000 in revenues after intercompany sales elimination. The sale of Easterday will allow the Company to focus on its building maintenance and other operational services. The sale does not have a material effect on the Company's consolidated net assets, financial position or results of operations. The sales price for Easterday was $12,000,000, which was received on May 1, 2001. Included in operating profits for the fiscal year ended October 31, 2001, is a pre-tax gain of $718,000. The sales price of $12,000,000 represents a $3,684,000 premium over the book value of the net assets sold. The pre-tax gain is net of Easterday-specific insurance expenses of $1,250,000, reserves for sale contingencies (including the guarantee of sold receivables and expenses of winding-up Easterday operations) of $1,045,000, write-offs of intangible assets of $294,000, and second quarter operating losses of $377,000.

11. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash and cash equivalents approximate fair value due to the short-maturity of these instruments.

Financial instruments included in investments and long-term receivables have no quoted market prices and, accordingly, a reasonable estimate of fair market value could not be made without incurring excessive costs. However, the Company believes by reference to stated interest rates and security held that the fair value of the assets would not differ significantly from the carrying value.

The fair value of the Company's long-term debt approximates carrying value based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

12. COMMITMENTS AND CONTINGENCIES

The Company and certain of its subsidiaries have been named defendants in certain litigation arising in the ordinary course of business. In the opinion of management, based on advice of legal counsel, such matters should have no material effect on the Company's financial position, results of operations or cash flows.

13. SEGMENT INFORMATION

Under Statements of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information" segment information is presented under the management approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas and major customers. The Company is organized into nine separate operating segments as defined under SFAS 131. However, only the ABM Janitorial, Amtech Elevator, ABM Engineering, Amtech Lighting and Ampco System Parking operating segments are reportable using the quantitative threshold criteria under SFAS 131. Included in other segments are ABM Service Network, American Commercial Security, CommAir Mechanical and Easterday Janitorial Supply that was sold, as previously reported, during the second quarter of fiscal year 2001. In addition, the corporate expenses are not allocated. The significant increase in unallocated Corporate expenses for 2001 includes the $20,000,000 insurance adjustment (see Footnote 2 INSURANCE) and centralization of marketing and sales expenses compared to the prior year. While virtually all insurance claims arise from the operating divisions, this adjustment is recorded as unallocated corporate expense. Had the Company allocated the insurance adjustment among the divisions, the reported pre-tax operating profits of the divisions, as a whole, would have been reduced by $20,000,000 with an equal and offsetting change to unallocated Corporate expenses and therefore no change to consolidated pre-tax earnings. All of these segments are distinct business units. They are managed separately because of their unique services, technology and marketing requirements. Nearly 100% of the operations and related revenues are within the United States and no single customer accounts for more than 5% of sales.

SEGMENT INFORMATION

(in thousands of dollars) **For the year ended October 31, 2001**	ABM Janitorial	Ampco System Parking	ABM Engineering	Amtech Lighting	Amtech Elevator	Other Segments	Corporate	Eliminations	**Consolidated Totals**
Revenues and other income	$1,159,914	$165,940	$171,008	$144,319	$121,371	$186,168	$ 1,318	$ -	**$1,950,038**
Intersegment revenues	572	-	-	217	-	5,813	-	(6,602)	-
Total revenues	$1,160,486	$165,940	$171,008	$144,536	$121,371	$191,981	$ 1,318	$ (6,602)	**$1,950,038**
Operating profit	$ 59,862	$ 4,050	$ 9,035	$ 11,038	$ 4,820	$ 8,000	$(41,258)	$ -	**$ 55,547**
Interest expense	(917)	-	(7)	-	(2)	(9)	(1,667)	-	**(2,602)**
Income before income taxes	$ 58,945	$ 4,050	$ 9,028	$ 11,038	$ 4,818	$ 7,991	$(42,925)	$ -	**$ 52,945**
Identifiable assets	$ 285,979	$ 86,837	$ 47,948	$ 82,528	$ 42,127	$ 38,371	$ 99,310	$ -	**$ 683,100**
Depreciation expense	$ 4,980	$ 1,980	$ 79	$ 1,542	$ 248	$ 726	$ 4,155	$ -	**$ 13,710**
Amortization expense	$ 7,909	$ 2,749	$ 369	$ 945	$ 192	$ 454	$ -	$ -	**$ 12,618**
Capital expenditures	$ 3,659	$ 1,612	$ 79	$ 2,572	$ 255	$ 1,606	$ 7,139	$ -	**$ 16,922**
For the year ended October 31, 2000									
Revenues and other income	$1,052,865	$172,427	$156,314	$118,054	$114,409	$193,073	$ 415	$ -	**$1,807,557**
Intersegment revenues	546	-	-	302	-	11,954	-	(12,802)	-
Total revenues	$1,053,411	$172,427	$156,314	$118,356	$114,409	$205,027	$ 415	$(12,802)	**$1,807,557**
Operating profit	$ 53,050	$ 8,726	$ 8,164	$ 10,088	$ 6,832	$ 6,362	$(17,209)	$ -	**$ 76,013**
Interest expense	(9)	-	-	-	(1)	(10)	(3,300)	-	**(3,320)**
Income before income taxes	$ 53,041	$ 8,726	$ 8,164	$ 10,088	$ 6,831	$ 6,352	$(20,509)	$ -	**$ 72,693**
Identifiable assets	$ 274,704	$ 92,401	$ 45,459	$ 65,160	$ 37,356	$ 56,120	$ 70,785	$ -	**$ 641,985**
Depreciation expense	$ 4,962	$ 1,834	$ 80	$ 1,260	$ 316	$ 959	$ 2,854	$ -	**$ 12,265**
Amortization expense	$ 6,817	$ 2,742	$ 366	$ 735	$ 192	$ 407	$ -	$ -	**$ 11,259**
Capital expenditures	$ 4,568	$ 1,521	$ 524	$ 1,469	$ 390	$ 692	$ 9,553	$ -	**$ 18,717**
For the year ended October 31, 1999									
Revenues and other income	$ 933,293	$162,358	$153,758	$ 95,521	$ 96,618	$187,306	$ 862	$ -	**$1,629,716**
Intersegment revenues	374	-	188	270	-	12,567	-	(13,399)	-
Total revenues	$ 933,667	$162,358	$153,946	$ 95,791	$ 96,618	$199,873	$ 862	$(13,399)	**$1,629,716**
Operating profit	$ 49,017	$ 8,385	$ 8,352	$ 7,457	$ 6,651	$ 7,128	$(17,799)	$ -	**$ 69,191**
Interest expense	(13)	-	-	-	-	(10)	(1,936)	-	**(1,959)**
Income before income taxes	$ 49,004	$ 8,385	$ 8,352	$ 7,457	$ 6,651	$ 7,118	$(19,735)	$ -	**$ 67,232**
Identifiable assets	$ 242,117	$ 84,360	$ 34,864	$ 59,921	$ 32,411	$ 52,798	$ 56,913	$ -	**$ 563,384**
Depreciation expense	$ 4,575	$ 1,998	$ 101	$ 1,454	$ 381	$ 1,032	$ 1,274	$ -	**$ 10,815**
Amortization expense	$ 5,866	$ 2,568	$ 368	$ 531	$ 192	$ 358	$ -	$ -	**$ 9,883**
Capital expenditures	$ 6,632	$ 1,763	$ 168	$ 1,506	$ 354	$ 1,468	$ 7,560	$ -	**$ 19,451**

Intersegment revenues are recorded at prices negotiated between the entities.

Certain prior year amounts have been restated to conform to the current year's presentation.

14. QUARTERLY INFORMATION (UNAUDITED)

(in thousands, except per share amounts)

	Fiscal Quarter				
	First	Second	Third	Fourth	**Year**
2001					
Revenues and other income	$470,419	$490,494	$492,454	$496,671	**$1,950,038**
Gross profit	57,338	64,436	62,679	43,251	**227,704**
Net income (loss)	8,404	12,054	13,233	(865)	**32,826**
Net income (loss) per common share:					
Basic	0.36	0.50	0.55	(0.04)	**1.36**
Diluted	0.34	0.48	0.52	(0.04)	**1.30**
2000					
Revenues and other income	$428,581	$439,988	$461,890	$477,098	**$1,807,557**
Gross profit	52,883	56,684	60,136	63,856	**233,559**
Net income	7,527	9,880	12,445	14,491	**44,343**
Net income per common share:					
Basic	0.33	0.43	0.54	0.64	**1.94**
Diluted	0.32	0.41	0.52	0.60	**1.85**

Schedule II

CONSOLIDATED VALUATION ACCOUNTS

Years ended October 31, 2001, 2000 and 1999

(in thousands)

	Balance Beginning of Year	Charges to Costs and Expenses	Deductions Net of Recoveries	Other Additions (Reductions)	Balance End of Year
Allowance for doubtful accounts					
Years ended October 31,					
2001	$8,825	$6,134	$(5,539)	—	$9,420
2000	7,490	2,971	(1,636)	—	8,825
1999	6,761	2,257	(1,528)	—	7,490

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item regarding the Company's directors and executive officers not included in Part I under "Executive Officers" is incorporated by reference to the information set forth under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Compliance Reporting" contained in the Proxy Statement to be used by the Company in connection with its 2002 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the information set forth under the caption "Executive Compensation" contained in the Proxy Statement to be used by the Company in connection with its 2002 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated by reference to the information set forth under the caption "Principal Stockholders" contained in the Proxy Statement to be used by the Company in connection with its 2002 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference to the information set forth under the captions "Executive Compensation" and "Further Information Concerning the Board of Directors" contained in the Proxy Statement to be used by the Company in connection with the 2002 Annual Meeting of Stockholders.

PART IV

ITEM 14. EXHIBITS, CONSOLIDATED FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this Form 10-K:

1. Consolidated Financial Statements of ABM Industries Incorporated and Subsidiaries (see Item 8):

   Independent Auditors' Report

   Consolidated Balance Sheets — October 31, 2001 and 2000

   Consolidated Statements of Income — Years ended October 31, 2001, 2000 and 1999

   Consolidated Statements of Stockholders' Equity and Comprehensive Income — Years ended October 31, 2001, 2000 and 1999

   Consolidated Statements of Cash Flows — Years ended October 31, 2001, 2000 and 1999

   Notes to Consolidated Financial Statements.

2. Consolidated Financial Statement Schedule of ABM Industries Incorporated and Subsidiaries (see Item 8):

   Schedule II — Consolidated Valuation Accounts — Years ended October 31, 2001, 2000 and 1999

All other schedules are omitted because they are not applicable or because the required information is included in the consolidated financial statements or the notes thereto.

The individual financial statements of the registrant's subsidiaries have been omitted since the registrant is primarily an operating company and all subsidiaries included in the consolidated financial statements are wholly owned subsidiaries.

3. Exhibits:

   See Exhibit Index.

(b) Reports on Form 8-K:

No reports on Form 8-K were filed during the fourth quarter of fiscal year 2001.

Exhibit Index

Exhibit Number	Description
3.1[a]	Restated Certificate of Incorporation of ABM Industries Incorporated, dated March 22, 2000
3.2[u]	By-laws, as amended July 23, 2001
4.1[k]	Credit Agreement, dated June 25, 1997, between Bank of America National Trust and Savings Association and the Company
4.2[q]	First Amendment to Credit Agreement dated as of October 31, 1997
4.3[t]	Second Amendment to Credit Agreement dated as of September 22, 1999
4.5[c]	Business Loan Agreement dated February 13, 1996
10.3[b]*	Supplemental Medical and Dental Plan
10.4[j]*	1984 Executive Stock Option Plan as amended effective December 19, 1995 (now known as "Age-Vested" Career Stock Option Plan)
10.13[j]*	1987 Stock Option Plan as amended effective December 19, 1995 (now known as "Time-Vested" Incentive Stock Option Plan)
10.16[d]	Rights Agreement, dated as of March 17, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent
10.19[e]*	Service Award Plan
*10.21[f]**	*Amended and Restated Retirement Plan for Outside* Directors
10.22[f]*	*Amendment No. 1 to Service Award Plan*
10.23[g]*	Form of Outside Director Retirement Agreement (dated June 16, 1992)
10.27[h]	Guaranty of American Building Maintenance Industries, Inc.
10.28[i]*	Deferred Compensation Plan
10.29[i]*	Form of Existing Executive Employment Agreement Other Than Those Specifically Named
10.30[l]*	Executive Employment Agreement with Martinn H. Mandles, as amended by Amendments One and Two
10.35[l]*	Form of Amendments of Corporate Executive Employment Agreements with Other Than Those Named
10.36[m]*	Form of Indemnification for Directors
10.39[n]*	Third Amendment of Corporate Executive Employment Agreement with Martinn H. Mandles
10.40[p]*	1996 ABM Industries Incorporated Long-Term Senior Executive Stock Option Plan (now known as "Price-Vested" Performance Stock Option Plan)
10.40[o]*	Fourth Amendment of Corporate Executive Employment Agreement with Martinn H. Mandles
10.47[t]*	Amendment No. 1 to the 1987 Incentive Stock Option Plan
10.48[t]*	Amendment No. 2 to the ABM Industries Incorporated 1987 Incentive Stock Option Plan (December 19, 1994 Restatement)
10.49[t]*	Amendment No. 3 to the "Time-Vested" Incentive Stock Option Plan
10.50[t]*	Amendment No. 4 to the ABM Industries Incorporated "Time-Vested" Incentive Stock Option Plan (December 19, 1994 Restatement)
10.51[t]*	Amendment No. 1 to the 1984 Executive Stock Option Plan
10.52[t]*	Amendment No. 2 to the 1984 Executive Stock Option Plan (December 1994 Restatement)
10.53[t]*	Amendment No. 3 to the ABM Industries Incorporated "Age-Vested" Career Stock Option Plan (December 19, 1995 Restatement)
10.54[t]*	Amendment No. 1 to the Long-Term Senior Executive Incentive Stock Option Plan Adopted December 1996
10.55[t]*	Amendment No. 2 to the "Price-Vested" Performance Stock Option Plan
10.56[t]*	Amendment No. 3 to the ABM Industries Incorporated "Price-Vested" Performance Stock Option Plan
10.58[r]*	Corporate Executive Employment Agreement with Henrik C. Slipsager
10.59[r]*	Employee Stock Purchase Plan (as amended through May 1, 2000)
10.60[s]*	Amendment No. 1 to Employee Stock Purchase Plan (May 2000 Restatement)
10.61[v]*	Amendment of Division Executive Employment Agreement — Increase in Supplemental Executive Retirement Pension ("SERP") — with Martinn H. Mandles
10.62[v]*	Corporate Executive Employment Agreement with Harry H. Kahn
10.63[v]*	Corporate Executive Employment Agreement with Jess E. Benton
10.65[v]*	First Amendment of Division Executive Employment Agreement dated November 1, 2000 with Henrik C. Slipsager
10.66[v]*	Corporate Executive Employment Agreement with George B. Sundby
10.67[v]*	Corporate Executive Employment Agreement with Donna M. Dell
10.68[v]*	First Amendment of Corporate Executive Employment Agreement dated November 1, 1999 with Donna M. Dell
21.1[v]	Subsidiaries of the Registrant
23.1	Consent of Independent Certified Public Accountants

[a] Incorporated by reference to the exhibit bearing the same numeric description which was filed as an exhibit to the Company's quarterly report on Form 10-Q for the fiscal quarter ended April 30, 2000.

[b] Incorporated by reference to the exhibit bearing the same numeric description which was filed as an exhibit to the Company's annual report on Form 10-K for the fiscal year ended October 31, 1984.

[c] Incorporated by reference to the exhibit bearing the same numeric description, which was filed as an exhibit to the Company's quarterly report on Form 10-Q for the fiscal quarter ended January 31, 1996.

[d] Incorporated by reference to exhibit 4.1 to the Company's report on Form 8-K dated March 17, 1998.

[e] Incorporated by reference to the exhibit bearing the same numeric description which was filed as an exhibit to the Company's annual report on Form 10-K for the fiscal year ended October 31, 1990.

[f] Incorporated by reference to the exhibit bearing the same numeric description which was filed as an exhibit to the Company's annual report on Form 10-K for the fiscal year ended October 31, 1991.

[g] Incorporated by reference to the exhibit bearing the same numeric description which was filed as an exhibit to the Company's quarterly report on Form 10-Q for the fiscal quarter ended July 31, 1992.

[h] Incorporated by reference to the exhibit bearing the same numeric reference which was filed as an exhibit to the Company's quarterly report on Form 10-Q for the fiscal quarter ended July 31, 1993.

[i] Incorporated by reference to the exhibit bearing the same numeric description which was filed as an exhibit to the

Company's annual report on Form 10-K for the fiscal year ended October 31, 1993.

[j] Incorporated by reference to the exhibit bearing the same numeric description which was filed as an exhibit to the Company's quarterly report on Form 10-Q for the fiscal quarter ended April 30, 1996.

[k] Incorporated by reference to the exhibit bearing the same numeric description which was filed as an exhibit to the Company's quarterly report on Form 10-Q for the fiscal quarter ended July 31, 1997.

[l] Incorporated by reference to the exhibit bearing the same numeric description which was filed as an exhibit to the Company's annual report on Form 10-K for the fiscal year ended October 31, 1994.

[m] Incorporated by reference to exhibit 10.20 which was filed as an exhibit to the Company's quarterly report on Form 10-Q for the fiscal quarter ended April 30, 1991.

[n] Incorporated by reference to the exhibit bearing the same numeric description which was filed as an exhibit to the Company's annual report on Form 10-K for the fiscal year ended October 31, 1996.

[o] Incorporated by reference to the exhibit bearing the same numeric description which was filed as an exhibit to the Company's quarterly report on Form 10-Q for the fiscal quarter ended July 31, 1998.

[p] Incorporated by reference to the exhibit bearing the same numeric description which was filed as an exhibit to the Company's quarterly report on Form 10-Q for the fiscal quarter ended April 30, 1997.

[q] Incorporated by reference to the exhibit bearing the same numeric description which was filed as an exhibit to the Company's annual report on Form 10-K for the fiscal year ended October 31, 1997.

[r] Incorporated by reference to the exhibit bearing the same numeric description which was filed as an exhibit to the Company's quarter report on Form 10-Q for the fiscal quarter ended January 31, 2001.

[s] Incorporated by reference to the exhibit bearing the same numeric description which was filed as an exhibit to the Company's quarter report on Form 10-Q for the fiscal quarter ended April 30, 2001.

[t] Incorporated by reference to the exhibit bearing the same numeric description which was filed as an exhibit to the Company's annual report on Form 10-K for the fiscal year ended October 31, 1999.

[u] Incorporated by reference to the exhibit bearing the same numeric description which was filed as an exhibit to the Company's quarterly report on Form 10-Q for the fiscal quarter ended July 31, 2001.

[v] Incorporated by reference to the exhibit bearing the same numeric description which was filed as an exhibit to the Company's annual report on Form 10-K for the fiscal year ended October 31, 2001.

* Management contract, compensatory plan or arrangement.

The Company will furnish any of these exhibits upon request and upon payment of a fee of $0.10 per page and postage expenses.

2001 ANNUAL REPORT TO STOCKHOLDERS

...we strive to be the preferred provider
of facility services for our current and potential
customers, an even better workplace for our
present and future employees, and
a profitable investment for every individual
and institutional stockholder.

ABM Industries Incorporated

MISSION STATEMENT

...to excel in all that we do for our customers, stockholders, employees, suppliers and the communities we serve by continously improving the quality and value of our services, while increasing customer satisfaction, cost-effectiveness, accident prevention, financial performance and the overall competitiveness and value of our enterprise.

ABM IN BRIEF

ABM Industries Incorporated (ABM) dates to 1909, when Morris Rosenberg invested $4.50 in a bucket, sponge, mop, broom and brush. He called on proprietors of shops along Fillmore Street in San Francisco, offering to wash windows for whatever they were willing to pay. On his first day, he recovered his initial investment and made almost $3.50 in profit. Then and there, based on the verbal agreements between Rosenberg and the shopkeepers for regular window washing services, the facility service industry was born.

Within a few years, his business expanded to buildings throughout downtown San Francisco. To reflect this expansion, and the addition of a full range of janitorial services, Rosenberg changed the company's name in 1913 to American Building Maintenance Company.

In 1935 his sons, Sydney and Theodore, inherited the company. For many years, they directed the national expansion and addition of other facility maintenance services.

In 1962, ABM conducted its initial public offering of stock; in 1971, ABM stock first traded on the New York Stock Exchange (NYSE).

Headquartered in San Francisco, ABM Industries Incorporated is now the largest facilities services contractor listed on the NYSE. With annualized revenues in excess of $1.9 billion and more than 60,000 employees, ABM provides air conditioning, elevator, engineering, janitorial, lighting, parking and security services to thousands of commercial, industrial, institutional and retail facilities in hundreds of cities across North America.

The ABM Family of Services includes ABM Engineering, ABM Janitorial, American Building Maintenance, American Commercial Security (ACSS), Ampco System Parking, Amtech Elevator, Amtech Lighting, and CommAir Mechanical.

FIVE-YEAR SELECTED FINANCIAL DATA

October 31 In thousands, except per share amounts and ratios	**2001**	2000	1999	1998	1997
Operations					
Revenues and other income	**$1,950,038**	$1,807,557	$1,629,716	$1,501,827	$1,252,472
Expenses					
Operating expenses and cost of goods sold	**1,722,334**	1,573,998	1,413,541	1,298,423	1,076,078
Selling, general and administrative	**172,157**	157,546	146,984	142,431	126,755
Interest	**2,602**	3,320	1,959	3,465	2,675
Total expenses	**1,897,093**	1,734,864	1,562,484	1,444,319	1,205,508
Income before income taxes	**52,945**	72,693	67,232	57,508	46,964
Income taxes	**20,119**	28,350	27,565	23,578	19,725
Net income	**$ 32,826**	$ 44,343	$ 39,667	$ 33,930	$ 27,239
Net income per common share					
Basic	**$ 1.36**	$ 1.94	$ 1.77	$ 1.58	$ 1.33
Diluted	**$ 1.30**	$ 1.85	$ 1.65	$ 1.44	$ 1.22
Common and common equivalent shares					
Basic	**23,799**	22,551	22,067	21,110	20,143
Diluted	**25,010**	23,709	23,748	23,161	21,872
Financial Statistics					
Dividends per common share	**$ 0.66**	$ 0.62	$ 0.56	$ 0.48	$ 0.40
Stockholders' equity	**$ 361,177**	$ 316,309	$ 276,951	$ 236,838	$ 197,278
Common shares outstanding at October 31	**24,389**	22,999	22,407	21,601	20,464
Stockholders' equity per common share	**$ 14.81**	$ 13.75	$ 12.36	$ 10.96	$ 9.64
Working capital	**$ 229,542**	$ 224,199	$ 184,279	$ 165,788	$ 137,223
Current ratio	**1.97**	2.05	2.01	2.05	1.89
Long-term debt (less current portion)	**$ 942**	$ 36,811	$ 28,903	$ 33,720	$ 38,402
Redeemable cumulative preferred stock	**$ —**	$ 6,400	$ 6,400	$ 6,400	$ 6,400
Total assets	**$ 683,100**	$ 641,985	$ 563,384	$ 501,363	$ 464,251
Property, plant and equipment-net	**$ 42,936**	$ 40,734	$ 35,181	$ 27,307	$ 26,584
Capital expenditures	**$ 16,922**	$ 18,717	$ 19,451	$ 11,715	$ 13,272
Depreciation and amortization	**$ 26,328**	$ 23,524	$ 20,698	$ 19,593	$ 16,118
Trade accounts receivable—net	**$ 367,201**	$ 353,017	$ 290,920	$ 255,758	$ 226,093

Revenues ($ millions)


$2,000
$1,500
$1,000
$1,200
0
97
98
99
00
01

Net Income per Diluted Share


$2.00
$1.50
$1.00
$ .50
0
97
98
99
00
01

Dividends per Share


$.68
$.51
$.34
$.17
0
97
98
99
00
01

Maximum Price per Share


$40
$30
$20
$10
0
97
98
99
00
01

... I will not speculate whether 2001 was a good or not-so-good year for our business. It is more important... to concentrate on the future.

Dear Stockholders and Other Friends of ABM Industries Incorporated:

With our 2001 fiscal year now behind us, we have completed one of the most challenging periods in the history of ABM Industries.

In particular, September 11th will always remain in our hearts, minds and memories. Not only was it one of the saddest days in the history of the United States and all humankind, but it was the greatest tragedy ever to impact ABM directly. Seventeen of our 800 employees assigned to the World Trade Center died that morning. Our thoughts and prayers will always be with them and their families.

A time of change

Although I'm a veteran at ABM, 2001 was my first year as president and chief executive officer. From both an operational and financial viewpoint, this fiscal year was a time of other changes as well. We made two strategic acquisitions and one such divestiture when our Janitorial Services Division purchased Arcade Building Maintenance, Amtech Lighting Division acquired SLI Lighting Solutions, and we sold the operations of Easterday Janitorial Supply. We welcomed George Sundby as our senior vice president and chief financial officer and Maria de la Peña as vice president, controller and chief accounting officer.

This year's financial performance was mixed. Most divisions—Engineering, Lighting, Mechanical and Security—exceeded their expectations. Janitorial achieved an ambitious budget, but Elevator and Parking had a disappointing year. Then, based on a year-end actuarial report, it became necessary for us to substantially increase our self-insurance reserve to cover the severity of recent claims, as well as the rapidly rising cost of open claims incurred in prior years.

On the other hand, we have not yet taken into account any of ABM's pending multimillion dollar claims under our commercial insurance policies covering the business interruption, property damage and other losses that we sustained in connection with the September 11th terrorist attack on the World Trade Center, which was ABM's largest single job site.

All things considered, I will not speculate whether 2001 was a good or not-so-good year for our business. It is more important for all of us to concentrate on the future.

A strong balance sheet

Thanks in large measure to the highest cash flow from operations in ABM's history, our balance sheet is exceptionally strong, which positions us to grow and prosper despite or because of the continuing recession. We expect the market for sizeable acquisitions in our industry to grow dramatically during 2002, thus increasing the potential for us to achieve our strategic vision of being a market leader in each line of business.

An employer of choice

As the largest and most successful company in our industry, ABM benefits from many advantages beyond the obvious economies of size and consolidation. For instance, our ability to attract and retain experienced management at every level of our organization is at an all-time high. Talented people want to work in an industry that is recession resistant, especially for a company that has a long, proud history, a strong reputation and a corporate culture that respects its employees. These attributes make ABM an employer of choice, which adds immeasurably to the value we can deliver to our customers and stockholders.

A facilities-focused specialist

ABM has always been organized by line of business, which is why each division specializes in providing a different service. As we continue to grow, we will give even greater attention to mixing and matching our services to the unique needs of the clientele and industries we serve. Every office, industrial, institutional, retail and mixed-use facility shares much in common with each other. However, we need to emphasize the differences—not just the similarities—more than ever before in our sales, training and supervision efforts. We believe that differentiating our company as a facility-focused specialist has unlimited possibilities.

We are also dedicated to the ABM Global Alliance, which we formed in association with other world-class foreign facility contractors to serve the international operations of ABM's major multi-national customers in the United States. We already know from these clients that our alliance performs ethically and efficiently at levels that are unmatched by any competitor.

You have my assurance that we strive to be the preferred provider of facility services for all of our current and potential customers, an even better work place for our present and future employees, and a profitable investment for every individual and institutional stockholder. These are our objectives, and I hope you will join me on this exciting and rewarding path into the future.

Until we meet again, I want to personally thank our employees, customers, stockholders and directors for the loyalty and inspiration that they provide to ABM Industries.

Henrik C. Slipsager
President & Chief Executive Officer



Henrik C. Slipsager,
President &
Chief Executive Officer

"Safe Harbor Statement" under the Private Securities Litigation Reform Act of 1995: The statements contained in this Annual Report to Stockholders which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied herein. These risks and uncertainties are described in the Company's filings with the Securities and Exchange Commission.

Through... on-the-job training programs, we have developed the industry's finest management team and custodial staff.

ABM Industries: A continuing story of superior service for commercial, industrial, institutional and retail facilities.

As America's leading facility services contractor, we continued to grow and prosper in fiscal 2001. Our eight divisions demonstrated excellence in their fields with experienced personnel, innovative management and quality assurance programs.

We're the leading provider of cost-effective janitorial services in the United States, operating in more than 40 states and 36 of the largest metropolitan areas in the country. Through in-depth classroom and on-the-job training programs, we have developed the industry's finest management team and custodial staff.

The Janitorial Division enjoyed a highly successful year. Major contracts included the Gap, Inc. world headquarters in San Francisco; a Spieker Properties (now Equity Office Properties) portfolio, expanding our relationship with that organization; the Trinity Properties portfolio, most of which is in lower Manhattan; and the University of Chicago, a renewal contract for more than 90 facilities.

The most significant event to affect the Janitorial Division—and ABM overall—was the tragic loss of 17 employees on September 11th. From a business perspective, we provided service to the World Trade Center as well as adjacent properties, including the American Express headquarters and Merrill Lynch buildings at the World Financial Center. While the World Trade Center represented our largest single job site, the company remains the major janitorial contractor in lower Manhattan, and throughout the greater New York area.

ABM Engineering is ISO 9002 certified and a pioneer in developing comprehensive preventive maintenance systems, energy conservation plans and training programs to preserve the infrastructure of our clients' facilities. We provide the control and dependability of in-house engineers coupled with the advantages of outsourcing.

This division, which continues to expand, now employs more than 2,000 operating engineers. We serve a diverse array of real estate assets including large commercial office buildings, sophisticated computer centers, hotels and university medical facilities.

In fiscal 2001, the division was awarded a comprehensive contract for Merrill Lynch sites in New York and New Jersey, some of which the company was already servicing. This contract, covering more than 100 on-site operating engineers, is one of the largest such contracts in the country.

USAA, a major insurance company, decided to outsource engineering services for all its

Right: Sandra Osorio, ACSS Security. Far right: Carlos Zamudio, CommAir Mechanical.





investment properties and chose ABM as its contractor. This contract, coupled with added facilities in existing markets, will enable the Engineering Division to open a regional office in Tampa, Florida.

During the year we also renewed our contract for GSA's Northeast and Caribbean regional office, which is located at 26 Federal Plaza in downtown New York.

ABM Engineers played a critical role operating Merrill Lynch facilities at the World Financial Center during the September 11th terrorist attack. We also played a critical role during the catastrophe at 26 Federal Plaza, several blocks away, for which our performance received government commendations.

Ampco System Parking manages some 1,700 parking lots and garages nationwide, including many of the country's most prestigious office buildings, shopping centers, hotels and airports. This division has been an innovator in developing and implementing its Customer Courtesy Program.

In fiscal 2001, we added parking operations at Wayne County Detroit Metropolitan Airport and the Orlando International Airport to our portfolio. We continue to manage municipal parking facilities across the country, recently adding lots owned by the City of Wichita, Kansas, and the Fifth and Mission Garage in downtown San Francisco.







Above: José Lopez, ABM Janitorial. Far left: Steve Whitcomb and Edward Ugarte, ABM Engineering. Left: William Bunny, Amtech Lighting.





Above: Jess Hight, Amtech Elevator. Right: Transito Reyes, ABM Janitorial.

American Commercial Security Services (ACSS) provides uniformed personnel for a full range of security services including access control, concierge service, dedicated vehicle patrols, investigation and background screening, and fire and life safety monitoring. Our training programs focus on customer relations, site-specific responsibilities and safety procedures.

ACSS enjoyed an excellent year. It was awarded contracts for the world headquarters of Microsoft Corporation in Redmond, Washington; TrizecHahn office portfolios in Houston and Los Angeles; and the Crescent properties in Dallas, among others.

September 11th triggered a dramatic new appreciation for uncompromising building security services. Now more than ever, customers realize that "you get what you pay for." ACSS is quickly responding to their additional requirements for security services and personnel.

Amtech Lighting Services is the largest lighting, sign and electrical contractor in the United States, maintaining illumination systems for thousands of retail and commercial sites. With the division's strong southeastern network, and the acquisition of SLI Lighting Solutions, Amtech has emerged into a truly national company.

We excel at recommending comprehensive lighting solutions that provide the lowest possible long-term energy and maintenance costs. Our Care Center, available 24 hours a day, seven days a week, offers emergency service and single point-of-contact for multi-location facilities nationwide. We self-perform lighting and sign services in more than 75 percent of the country and service all other geographic areas using a network of carefully selected, fully qualified subcontractors.

Amtech Lighting expanded its exterior sign maintenance business in fiscal 2001 with a contract serving all General Motors dealerships west of the Mississippi. Capitalizing on the geographic resources obtained in the SLI acquisition, Amtech was awarded the RacTrac gas stations and convenience stores in the southeast. We also added lighting fixtures above the pen-and-pencil racks in 700 Office Depot stores across the country, once again demonstrating that Amtech is the contractor of choice for large retailers who need electrical system installation nationwide.

Amtech Elevator is the nation's largest independent elevator service company. We provide complete maintenance, repair and modernization for virtually all elevator and escalator systems and maintain a sizeable inventory of repair parts and microprocessor boards at each branch office. Most of the division's 600 elevator technicians began their careers with an original equipment manufacturer.

The division continues to expand its service and repair business. It recently added TrizecHahn's Cadillac Place Building in Detroit, San Jose State University in northern California and the Sands Hotel & Casino in Atlantic City. Continuing its focus on elevator system modernization, the division last year signed major contracts with the Intercontinental Hotel in Chicago, the Warwick Hotel in Philadelphia and the Cadillac Place Building in Detroit.

CommAir Mechanical Services is one of California's largest heating, ventilation, air conditioning and refrigeration contractors. It serves as a single-source supplier for maintenance, repair and installation of all types of equipment, ranging from the largest centrifugal chiller to the smallest air conditioner. This division's mechanics are union-trained technicians with EPA certification.

In fiscal 2001, CommAir achieved its best year in history. Among major projects, it replaced a huge chiller at 601 California Street in San Francisco. Located mid-building, the project required cutting an access hole in the side of the building for use in connection with a precision helicopter lift.

We also installed a cooling system for the huge color presses operated by Quebecor in







Above: Elpidio Quirino II, Ampco System Parking. Far left: Dustin Shelton and Hareshwar Singh, Amtech Lighting. Left: Donald Hughes, ABM Engineering.

ABM and its alliance partners are in a unique position to deliver extraordinary value to our present and prospective customers.

California's Central Valley, where they print many of the advertising supplements for Sunday newspapers. We recently added a major job with St. John's Hospital in Santa Monica, California, where we are replacing several big air-handling machines. CommAir's backlog remains at record levels.

Acquisitions: Investing in high-performance companies to strengthen core competencies, expand market penetration and sustain earnings growth

In fiscal 2001, the company continued its long-term strategy of making acquisitions to enhance ABM's facility and operational services.

Three components guide our decision-making. We look for companies that strategically fit our model, that bring new managerial talent to our company, and that fill in existing markets or take us into new markets.

For these and other good reasons, we acquired SLI Lighting Solutions. This addition strengthens our presence in this field in the southeast and, combined with branches now in virtually every quadrant of the country, has enabled us to emerge as a market leader nationwide.

Last year's acquisition of Dixie Lighting, in Mobile, Alabama, has contributed significantly to ABM's management team overall. Dixie's two former owners have become managers in the southeast and have played a significant role in our ability to assimilate SLI Lighting Solutions.

We also completed the acquisition of Arcade Building Maintenance, based in New York City, and CarpetMaster, in upstate New York. Arcade helps ABM fill in an existing market and cleans more than 25 million square feet of floor space in nearly 100 major high-rise office buildings and other facilities. Among its contracts is Rockefeller Center. CarpetMaster, a major regional provider of janitorial and related services, takes us into a new market—Albany and the surrounding Capital District of New York.

For strategic reasons we divested the operations of our Easterday Janitorial Supply division. The divestiture enables us to focus entirely on our building maintenance and other operational services.

ABM Global Alliance: An international marketing network that distinguishes the company from its competitors

Last year the ABM Global Alliance, which we formed to create a network of world-class facility service providers, began operations. These providers share ABM's uncompromis-

Right: John Landrith, Amtech Elevator. Far right: Adil Fartas, ABM Security.







ing standards of good corporate citizenship, quality control, environmental compliance, advanced technology, and respect for employees and training.

ABM already had all the required resources in place—a leadership position in electronic information systems, standardized reporting systems and quality control assurance. As a result, the alliance is enabling the company to offer domestic customers with overseas operations the same consistent, high-quality performance they receive in the U.S.

The program currently serves more than 20 countries in Europe and Asia, and we plan additional alliances in South America. ABM held its first Global Alliance Conference early last year in Bangkok. More than a dozen participants attended the meeting to discuss growth and service opportunities in the international marketplace.

As Henrik Slipsager, president and chief executive office of ABM, has said: "ABM and its alliance partners are in a unique position to deliver extraordinary value to our present and prospective customers. Building owners and managers can now consolidate a wide range of facility services on a global basis, and do so with a high degree of service standardization and management information. No other company in our industry can provide such extensive geographic coverage and electronic technology."

ABM's Family of Services: 'One-stop' shopping offers convenience for customers, growth opportunity for company

When customers think in terms of national and global contracts, shared information technology, multi-service sales and single-source purchasing, they turn to ABM. The ABM Family of Services is managed by a diverse team of national marketing officers. Their efforts, emphasizing the breadth of ABM's services and the depth of the company's ability to coordinate these services using a common management and technology platform, quickly resulted in new sales, some involving multiple services and regions.

The objectives of Family of Services are to develop new marketing opportunities; expand ABM's brand identity; listen and respond to customers' needs and objectives; and increase inter-division sales, communication, cooperation and standardization.

Already served by the ABM Global Alliance are: Austria, Belgium, Brazil, China, France, Germany, Great Britain, Hong Kong, Ireland, Italy, Japan, Luxembourg, Malaysia, Mexico, Portugal, Puerto Rico, Singapore, South Korea, Spain, Switzerland, Taiwan and Thailand.





Above: Jim Forsberg, CommAir Mechanical. Above right: Calvin Chan, Ampco System Parking.

Investor relations: Direct, regular communication a personal priority of top management

When Henrik Slipsager became president and chief executive officer in November 2000, he immediately pledged that the company would enhance and expand its relations with the investment community. As a result, we regularly communicate with the investing public to keep them aware of ABM's financial performance.

Sharing Slipsager's commitment to vital communications with investors and analysts is George Sundby, who in fiscal 2001 joined the company as senior vice president and chief financial officer.

In December 2000, ABM hosted its first Internet teleconference for investors and analysts during which senior management discussed company performance and answered questions from a panel of independent analysts. Investor webcasts are now an integral part of the company's quarterly reports.

A strong technological infrastructure, face-to-face interaction: Critical tools for communications with employees, customers

Fast, thorough communications with employees and customers is fundamental to the company's success. To this end, ABM continues to make substantial investments in its technological infrastructure.

The company is well into implementing a multi-year, multi-million dollar system to establish a common platform between divisions. Called Enterprise Resource Planning software, this system has already begun to improve the company's ability to disseminate information internally. ABM also accelerated its focus on job-site technology to provide state-of-the-art services throughout the company.

Call centers have become an important dimension in managing ABM's various businesses. The company's Service Network has established its main call center in San Francisco, which now operates 24 hours a day, seven days a week. Using proprietary software, call center personnel can track the status of work orders from placement through completion. Many clients also have a 'read only' option to access the status of specific requests.

Similarly, ABM's Lighting Division operates a large customer Care Center in Orange County, California. Retailers and other clients can call an 800 number to obtain service at any of their locations throughout the country. The division's system also includes an Inter-



From left to right: Ron Gerstein, Nerissa Espiritu, David Allen and Matt Moriarty, ABM Service Network.

active Voice Response system that allows technicians to transmit the status of their assignment from the field for instantaneous downloading directly into the database at the call center. Lighting clients can then access this information through the Internet to receive real time status reports on any job in the United States.

We believe our call center technology provides a significant competitive advantage. Despite the many opportunities that rapid advances in technology provide, ABM remains mindful that there is no substitute for person-to-person interaction. Central to the company's communication efforts are many one-on-one conversations, both formal and informal, at all levels—from our Ampco System Parking attendant greeting a client; to an Amtech Lighting salesperson counseling a customer about reducing energy costs; to the ABM Industries chief executive officer, who regularly contacts customers to ensure that we establish and maintain mutually beneficial relationships.

As the company continues to progress technologically, we will remain steadfast in working to ensure timely, respectful and professional communications with our employees and customers.

September 11, 2001

The terrorist attack on the World Trade Center in New York City was a national tragedy and a personal loss for ABM. Among the thousands of fatalities were 17 employees of ABM subsidiaries. The company continues to grieve for their families, and we again extend our heartfelt sympathy to them.

The World Trade Center was the company's largest single job site. Annual sales were approximately $65 million, or about three percent of ABM's consolidated revenues. Upwards of 800 operating engineers, janitorial personnel and lighting and electrical technicians from three subsidiaries worked at the World Trade Center on various shifts throughout the day and night.

The financial consequences of the loss will be mitigated by new business and insurance proceeds.

Following the September 11 tragedy, the company established the ABM Family Fund. Combined with ABM's $250,000 contribution, the fund received and distributed more than $500,000 to the families of the fatally injured employees. While some contributions totaled $1,000 or more, most were smaller, coming from many employees and friends who wanted to help. We thank them all.



October 31 In thousands, except share amounts	2001	2000
Assets		
Cash and cash equivalents	$ 3,052	$ 2,000
Trade accounts receivable (less allowances of $9,420 and $8,825)	367,201	353,017
Inventories	25,974	25,513
Deferred income taxes	26,806	17,531
Prepaid expenses and other current assets	42,508	38,758
Total current assets	465,541	436,819
Investments and long-term receivables	13,871	13,920
Property, plant and equipment (less accumulated depreciation of $65,951 and $65,753)	42,936	40,734
Goodwill (less accumulated amortization of $73,264 and $61,693)	113,199	109,407
Deferred income taxes	35,400	32,537
Other assets	12,153	8,568
	$683,100	$641,985
Liabilities		
Current portion of long-term debt	$ 10,877	$ 865
Bank overdraft	—	15,952
Trade accounts payable	50,671	45,312
Income taxes payable	6,816	8,083
Accrued liabilities:		
Compensation	62,854	54,901
Taxes—other than income	20,409	18,195
Insurance claims	48,193	43,361
Other	36,179	25,951
Total current liabilities	235,999	212,620
Long-term debt (less current portion)	942	36,811
Retirement plans	21,483	22,386
Insurance claims	63,499	47,459
Total liabilities	321,923	319,276
Series B 8% Senior redeemable cumulative preferred stock, 6,400 shares authorized, issued and outstanding, stated at redemption value, $1,000 per share at October 31, 2000	—	6,400
Stockholders' equity		
Preferred stock, $.01 par value; 500,000 shares authorized; none issued	—	—
Common stock, $.01 par value; 100,000,000 shares authorized; 24,389,000 and 22,999,000 shares issued and outstanding at October 31, 2001 and 2000, respectively	244	230
Additional paid-in capital	131,242	102,902
Accumulated other comprehensive income	(763)	(653)
Retained earnings	230,454	213,830
Total stockholders' equity	361,177	316,309
	$683,100	$641,985

CONSOLIDATED STATEMENTS OF INCOME

Years ended October 31 In thousands, except per share amounts	2001	2000	1999
Revenues and other income	**$1,950,038**	$1,807,557	$1,629,716
Expenses			
Operating expenses and cost of goods sold	**1,722,334**	1,573,998	1,413,541
Selling, general and administrative	**172,157**	157,546	146,984
Interest	**2,602**	3,320	1,959
	1,897,093	1,734,864	1,562,484
Income before income taxes	**52,945**	72,693	67,232
Income taxes	**20,119**	28,350	27,565
Net income	**$ 32,826**	$ 44,343	$ 39,667
Net income per common share			
Basic	**$ 1.36**	$ 1.94	$ 1.77
Diluted	**$ 1.30**	$ 1.85	$ 1.65
Common and common equivalent shares			
Basic	**23,799**	22,551	22,067
Diluted	**25,010**	23,709	23,748

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONDENSED)

Years ended October 31, 2001, 2000 and 1999 In thousands	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance October 31, 1998	21,601	$216	$ 79,904	$(696)	$157,414	$236,838
Net income					39,667	39,667
Dividends:						
Common stock					(12,543)	(12,543)
Preferred stock					(512)	(512)
Stock purchases	(220)	(2)	(5,446)			(5,448)
Stock issued under employees' stock purchase and option plans and for acquisition and related taxes	1,026	10	18,878			18,888
Foreign currency translation adjustment				61		61
Balance October 31, 1999	22,407	224	93,336	(635)	184,026	276,951
Net income					44,343	44,343
Dividends:						
Common stock					(14,027)	(14,027)
Preferred stock					(512)	(512)
Stock purchases	(383)	(4)	(8,386)			(8,390)
Stock issued under employees' stock purchase and option plans and for acquisition and related taxes	975	10	17,952			17,962
Foreign currency translation adjustment				(18)		(18)
Balance October 31, 2000	22,999	230	102,902	(653)	213,830	316,309
Net income					32,826	32,826
Dividends:						
Common stock					(15,770)	(15,770)
Preferred stock					(432)	(432)
Stock issued under employees' stock purchase and option plans and for acquisition and related taxes	1,390	14	28,340			28,354
Foreign currency translation adjustment				(110)		(110)
Balance October 31, 2001	24,389	$244	$131,242	$(763)	$230,454	$361,177

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 31 In thousands	2001	2000	1999
Cash flows from operating activities:			
Cash received from customers	**$1,918,558**	$1,739,297	$1,589,775
Other operating cash receipts	**5,523**	2,347	1,491
Interest received	**859**	580	870
Cash paid to suppliers and employees	**(1,822,629)**	(1,686,988)	(1,522,495)
Interest paid	**(2,991)**	(3,209)	(2,025)
Income taxes paid	**(33,524)**	(33,102)	(32,311)
Net cash provided by operating activities	**65,796**	18,925	35,305
Cash flows from investing activities:			
Additions to property, plant and equipment	**(16,922)**	(18,717)	(19,451)
Proceeds from sale of assets	**1,253**	1,164	922
Decrease (increase) in investments and long-term receivables	**49**	370	(1,885)
Purchase of businesses	**(23,401)**	(14,191)	(10,980)
Proceeds from sale of business	**12,000**	—	—
Net cash used in investing activities	**(27,021)**	(31,374)	(31,394)
Cash flows from financing activities:			
Common stock issued, including tax benefit	**26,688**	16,381	17,178
Common stock purchases	**—**	(8,390)	(5,448)
Preferred stock redemption	**(6,400)**	—	—
Dividends paid	**(16,202)**	(14,539)	(13,055)
Increase (decrease) in bank overdraft	**(15,952)**	10,985	2,492
Long-term borrowings	**108,000**	126,000	57,064
Repayments of long-term borrowings	**(133,857)**	(118,127)	(61,847)
Net cash (used in) provided by financing activities	**(37,723)**	12,310	(3,616)
Net increase (decrease) in cash and cash equivalents	**1,052**	(139)	295
Cash and cash equivalents beginning of year	**2,000**	2,139	1,844
Cash and cash equivalents end of year	**$ 3,052**	$ 2,000	$ 2,139
Reconciliation of net income to net cash provided by operating activities:			
Net income	**$ 32,826**	$ 44,343	$ 39,667
Adjustments:			
Depreciation	**13,710**	12,265	10,815
Amortization	**12,618**	11,259	9,883
Provision for bad debts	**6,134**	2,971	2,257
Gain on sale of assets	**(41)**	(265)	(160)
Gain on sale of business	**(718)**	—	—
Increase in deferred income taxes	**(12,138)**	(5,517)	(6,537)
Increase in trade accounts receivable	**(24,340)**	(65,555)	(39,304)
Increase in inventories	**(3,223)**	(2,217)	(331)
Increase in prepaid expenses and other current assets	**(3,045)**	(1,200)	(1,950)
Increase (decrease) in other assets	**40**	2,475	(3,295)
Increase (decrease) in income taxes payable	**(1,267)**	765	1,791
Increase (decrease) in retirement plans accrual	**(903)**	3,092	3,320
Increase in insurance claims liability	**18,872**	7,155	4,500
Increase in trade accounts payable and other accrued liabilities	**27,271**	9,354	14,649
Total adjustments to net income	**32,970**	(25,418)	(4,362)
Net cash provided by operating activities	**$ 65,796**	$ 18,925	$ 35,305
Supplemental data:			
Non-cash investing activities:			
Common stock issued for net assets of business acquired	**$ 1,666**	$ 1,581	$ 1,710

SEGMENT INFORMATION

In thousands	ABM Janitorial	Ampco System Parking	ABM Engineering	Amtech Lighting	Amtech Elevator	Other Segments	Corporate	Eliminations	**Consolidated Totals**
For the year ended October 31, 2001									
Revenues and other income	$1,159,914	$165,940	$171,008	$144,319	$121,371	$186,168	$ 1,318	$ —	**$1,950,038**
Intersegment revenues	572	—	—	217	—	5,813	—	(6,602)	**—**
Total revenues	$1,160,486	$165,940	$171,008	$144,536	$121,371	$191,981	$ 1,318	$ (6,602)	**$1,950,038**
Operating profit	$ 59,862	$ 4,050	$ 9,035	$ 11,038	$ 4,820	$ 8,000	$ (41,258)*	$ —	**$ 55,547**
Interest expense	(917)	—	(7)	—	(2)	(9)	(1,667)	—	**(2,602)**
Income before income taxes	$ 58,945	$ 4,050	$ 9,028	$ 11,038	$ 4,818	$ 7,991	$ (42,925)	$ —	**$ 52,945**
Identifiable assets	$ 285,979	$ 86,837	$ 47,948	$ 82,528	$ 42,127	$ 38,371	$ 99,310	$ —	**$ 683,100**
For the year ended October 31, 2000									
Revenues and other income	$1,052,865	$172,427	$156,314	$118,054	$114,409	$193,073	$ 415	$ —	**$1,807,557**
Intersegment revenues	546	—	—	302	—	11,954	—	(12,802)	**—**
Total revenues	$1,053,411	$172,427	$156,314	$118,356	$114,409	$205,027	$ 415	$(12,802)	**$1,807,557**
Operating profit	$ 53,050	$ 8,726	$ 8,164	$ 10,088	$ 6,832	$ 6,362	$ (17,209)	$ —	**$ 76,013**
Interest expense	(9)	—	—	—	(1)	(10)	(3,300)	—	**(3,320)**
Income before income taxes	$ 53,041	$ 8,726	$ 8,164	$ 10,088	$ 6,831	$ 6,352	$ (20,509)	$ —	**$ 72,693**
Identifiable assets	$ 274,704	$ 92,401	$ 45,459	$ 65,160	$ 37,356	$ 56,120	$ 70,785	$ —	**$ 641,985**
For the year ended October 31, 1999									
Revenues and other income	$ 933,293	$162,358	$153,758	$ 95,521	$ 96,618	$187,306	$ 862	$ —	**$1,629,716**
Intersegment revenues	374	—	188	270	—	12,567	—	(13,399)	**—**
Total revenues	$ 933,667	$162,358	$153,946	$ 95,791	$ 96,618	$199,873	$ 862	$(13,399)	**$1,629,716**
Operating profit	$ 49,017	$ 8,385	$ 8,352	$ 7,457	$ 6,651	$ 7,128	$ (17,799)	$ —	**$ 69,191**
Interest expense	(13)	—	—	—	—	(10)	(1,936)	—	**(1,959)**
Income before income taxes	$ 49,004	$ 8,385	$ 8,352	$ 7,457	$ 6,651	$ 7,118	$ (19,735)	$ —	**$ 67,232**
Identifiable assets	$ 242,117	$ 84,360	$ 34,864	$ 59,921	$ 32,411	$ 52,798	$ 56,913	$ —	**$ 563,384**

Certain prior year amounts have been restated to conform to the current year's presentation.
Intersegment revenues are recorded at prices negotiated between the entities.
*Includes the $20 million insurance charge recorded in the fourth quarter of fiscal year 2001.

INDEPENDENT AUDITORS' REPORT

Board of Directors
ABM Industries Incorporated

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of ABM Industries Incorporated as of October 31, 2001 and 2000, and related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 31, 2001. Such consolidated financial statements and our report thereon dated December 17, 2001, expressing an unqualified audit opinion (which are not included herein) are included on Form 10-K filed with the Securities and Exchange Commission on December 21, 2001.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

San Francisco, California
December 21, 2001



Martinn H. Mandles (a)
Chairman of the Board &
Chief Administrative Officer
of the Company
Los Angeles, California

Linda L. Chavez (d)
President
Center for Equal Opportunity
Washington, DC

Luther S. Helms (c, d)
Managing Partner
Sonata Capital Management
Seattle, Washington

Maryellen C. Herringer, Esq. (b, c)
Attorney at Law, and former
Executive Vice President &
General Counsel, APL Ltd.
Piedmont, California

Charles T. Horngren (c)
Edmund W. Littlefield Professor
of Accounting, Emeritus
Stanford Business School
Stanford, California

Henry L. Kotkins, Jr. (b, d)
President & Chief Executive Officer
Skyway Luggage Company
Seattle, Washington

Theodore T. Rosenberg (a)
Former Chairman of the Board
of the Company
Daly City, California

Henrik C. Slipsager (a)
President & Chief Executive Officer
of the Company
San Francisco, California

William W. Steele (a)
Former President & Chief Executive
Officer of the Company
Seattle, Washington

William E. Walsh (b)
Former Coach & General Manager
San Francisco 49ers
Santa Clara, California

Front row: Ted Rosenberg, Bill Steele, Henrik Slipsager and Martinn Mandles.

Back row: Skip Kotkins, Maryellen Herringer, Chuck Horngren, Linda Chavez, Bill Walsh and Luke Helms

(a) Executive Committee
(b) Executive Officer Compensation & Stock Option Committee
(c) Audit Committee
(d) Nominating, Succession & Governance Committee

EXECUTIVE OFFICERS

Henrik C. Slipsager (a)
President & Chief Executive Officer

Martinn H. Mandles (a)
Chairman of the Board &
Chief Administrative Officer

Jess E. Benton
Executive Vice President &
Chief Operating Officer

Donna M. Dell, Esq.
Senior Vice President of Human
Resources & Chief Employment Counsel

Harry H. Kahn, Esq.
Senior Vice President, General Counsel
& Corporate Secretary

George B. Sundby
Senior Vice President, Chief Financial
Officer & Treasurer

Gary R. Wallace
Senior Vice President, Director of
Business Development & Chief Marketing
Officer

Maria P. Y. de la Peña
Vice President, Controller & Chief
Accounting Officer

Anthony D. Lackey
Vice President, Director of Electronic
Services & Chief Technology Officer

Terry D. McNeil
Vice President & Director of
Insurance Services

Eleonora C. Walsh
Vice President & Director of
Administrative Services

SPECIAL NOTES

Listings
New York Stock Exchange

Ticker Symbol
ABM

Registrars and Transfer Agents
Mellon Investor Services LLC
235 Montgomery Street, 23rd Floor
San Francisco, CA 94104

Auditors
KPMG LLP
Three Embarcadero Center
San Francisco, CA 94111

10-K Report
Additional copies available to stockholders at no charge upon request to:
ABM Corporate Communications
Post Office Box 193224
San Francisco, CA 94119

Stockholders
As of December 31, 2001, there were 4,706 registered holders of the Company's Common Stock, in addition to stockholders in street name.

Annual Meeting
The Annual Meeting of Stockholders of ABM Industries Incorporated will be held on Tuesday, March 12, 2002, at 10:00 a.m. at the Concordia-Argonaut Club, 1142 Van Ness Avenue, San Francisco, California 94109.

Dividends
The Company has paid quarterly cash dividends on its Common Stock without interruption since 1965. The Board of Directors considers the payment of cash dividends on a quarterly basis, subject to the Company's earnings, financial condition and other factors.

ABM
AMERICAN BUILDING MAINTENANCE CO.

ABM Engineering Services

ABM Janitorial Services

ABM Service Network

ACSS American Commercial Security Services

AMPCO SYSTEM PARKING

AMPCO SYSTEM AIRPORT PARKING

AMTECH Elevator Services

AMTECH Lighting Services

CommAir Mechanical Services

ABM Industries Incorporated

Internet Website
www.abm.com

Corporate Headquarters
160 Pacific Avenue, Suite 222
San Francisco, CA 94111
Telephone: (415) 733-4000
Facsimile: (415) 733-7333

Corporate Office
Suite 3160, North Tower
2029 Century Park East
Los Angeles, CA 90067
Telephone: (310) 553-3030
Facsimile: (310) 553-7471

Business
Facility Services

Employees
Approximately 60,000

Founded
San Francisco 1909

Branch Offices
Over 200

Divisions
ABM Engineering Services
ABM Janitorial Services
ABM Service Network
ACSS Commercial Security Services
Ampco System Parking
Amtech Elevator Services
Amtech Lighting Services
CommAir Mechanical Services